File number ~~82-524~~
82-34640

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

05011487

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

20 September 2005

SUPPL

Dear Sir

Friends Provident plc - File number ~~82-514~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

25 Aug 2005	Holding in Company
2 Sept 2005	Treasury stock
8 Sept 2005	Director/PDMR Shareholding
12 Sept 2005	Directorate change
13 Sept 2005	Interim Results - Part 1
13 Sept 2005	Interim Results - Part 2
15 Sept 2005	Holding in Company
20 Sept 2005	Treasury stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
SEP 28 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
SEP 26 2005
WASH, D.C. 199 SECTION

9/28

Friends Provident is the business name of certain companies in the Friends Provident group of companies that we list overleaf

INVESTOR IN PEOPLE

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	11:52 25-Aug-05
Number	PRNUK-2508

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

AXA S.A. and its group companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Please see 4 below

4) Name of the registered holder(s) and, if more than one holder, the number of ordinary shares of 10p each held by each of them

Registered Holder

Non Beneficial

Chase Nominees Ltd a/c 17336 172,000

Chase Nominees Ltd a/c 17260 310,987

AXA France 1,418,280

AXA Australia 396,465

AXA Financial Inc 240,715,824

AXA Rosenberg 41,322,542

AXA Financial Inc 170,863

Chase Nominees Ltd a/c 21652 24,000

AXA Colonia Konzem 21,000

Beneficial

HSBC Global Nominee (UK) Limited a/c 867530 720,000

HSBC Global Nominee (UK) Limited a/c 867116 1,250,000

HSBC Global Nominee (UK) Limited a/c 867220 100,000

HSBC Global Nominee (UK) Limited a/c 867268 1,250,000

Smith and Williamson Nominees Ltd a/c S66 111,750

BNY (OCS) Nominees Limited 196,685

Sun Life International (IOM) Ltd a/c SLI11 2,000

AXA Colonia Konzem 6,239,867

5) Number of shares/amount of stock acquired

18,860,544 shares

6) Percentage of issued class

0.9%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

24 August 2005

11) Date company informed

24 August 2005

12) Total holding following this notification

294,422,263 shares

13) Total percentage holding of issued class following this notification

14.04%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Gordon Ellis - 01306 654802

16) Name and signature of authorised company official responsible for making this notification

Diana Monger

Date of notification - 25 August 2005

END

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:56 02-Sep-05
Number	PRNUK-0209

Treasury Shares

2 September 2005

Friends Provident plc announces that following the transfer of 97,539 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 42,855,552 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	10:09 08-Sep-05
Number	PRNUK-0709

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

8 September 2005

Friends Provident plc announces the transfer of 19,091 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.7340 per share on 7 September 2005 to satisfy its obligation to issue shares to SIP participants in August 2005. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 19,091 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 7 September 2005	Shares beneficially held following purchase
A R G Gunn	72	38571
K Satchell	72	31766

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 7 September 2005	Shares beneficially held following purchase
S J Clamp	72	3073
G Harvey	72	3513
A P Jackson	72	6809
J R McIver	72	7297
J Stevens	72	9108
P T Tunnicliffe	72	8248
R Sepe	72	4753

Executive directors of Friends Provident participating in SIP, together with other participants, are to be regarded as interested in the 19,091 shares held by the trustees of SIP and are therefore regarded for Companies Act purposes as being interested in Friends Provident's ordinary shares held by the trustees.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 42,836,461 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Directorate Change
Released	07:58 12-Sep-05
Number	PRNUK-0909

Friends Provident PLC

12 September 2005

Retirement of Director

Friends Provident plc, the FTSE 100 financial services group and owner of 51% of F&C Asset Management plc (F&C), the leading asset management group, has announced today the retirement of Howard Carter as an executive director of Friends Provident plc and as Chief Executive of F&C. He will officially retire from the Boards of Friends Provident and F&C at their respective Annual General Meetings in May 2006.

Alain Grisay, the Deputy Chief Executive of F&C, will succeed Howard Carter as CEO with effect from January 1 2006 to ensure a smooth transition.

Howard Carter was instrumental in developing Friends Provident's listed fund management business before becoming CEO. Since then, over the last five years, he has directed and overseen the strong growth of the business, culminating in the successful merger with F&C in 2004 to create a top five UK asset manager with a significant Continental European presence.

Since the merger with F&C last year, Alain Grisay has taken prime responsibility for the development of the F&C business in Continental Europe. He joined F&C in 2001 from JP Morgan.

Commenting on Howard Carter's retirement, Keith Satchell, Group CEO of Friends Provident paid tribute to the key role he has played in the continued development of both the Group and the asset management business, the quality of the management team he has built and the promising business opportunities:

Working closely with Howard I have valued his enormous contribution as a member of the senior management team of the Group.

After the Group identified the asset management opportunity, Howard delivered the reality. He has been the skilful driving force in building the business into its current scale and success and will continue to work with Alain over the coming months to build on that success.

Alan Grisay has an excellent track record and the right experience and skills to drive the business to the next stage of development. This means F&C is ideally placed to continue building the business in the UK and to capitalise on the emerging new opportunities in Continental Europe.

Enquiries:

Nick Boakes Friends Provident plc 0845 641 7914

Jason Hollands F&C Asset Management plc 020 7506 1168

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Company	Friends Provident PLC
TIDM	FP.
Headline	Interim Results - Part 1
Released	07:01 13-Sep-05
Number	1802R

RNS Number:1802R
Friends Provident PLC
13 September 2005

PART 1

Friends Provident plc
Interim results for half year ended 30 June 2005
Continued delivery of profitable growth

Group Financial Highlights

- Achieved profit:
    - Underlying profit* before tax up 46% to £233 million (2004: £160m)
    - Profit before tax up 221% to £334 million (2004: £104m).
- International Financial Reporting Standards (IFRS):
    - Underlying profit* before tax up 24% to £125 million (2004: £101m)
    - Profit before tax up 476% to £196 million (2004: £34m).
- Friends Provident plc achieved underlying earnings per share* up 11% to 7.2 pence per share (2004: 6.5 pence).
- F&C IFRS earnings per share up 21% to 7.95 pence per share (2004: 6.56 pence).
- Capital resources excess over capital requirements of £1.5 billion (31 Dec 2004: £1.2 bn)
- Risk Capital Margin covered over 7 times.
- Interim dividend up 2% to 2.6 pence per share.
- Total new life and pensions business APE* up 33% to £282 million (2004: £212m).
- Gross contribution to profits from new business up 40% to £52 million (2004: £37m). Margin 18.4% (2004: 17.5%).

* See notes to editors.

Keith Satchell, group chief executive, Friends Provident said:

"This has been another period of consistent profitable growth and of delivering service excellence to distributors and customers alike. Contribution to profits from UK new life and pensions business continues to grow, demonstrating the quality of our proposition and our focus on key market segments. In addition, profits from the Group's asset management and international operations have doubled following the acquisitions of F&C and Lombard.

Overall, the Group's performance demonstrates the new size and diversity that underpins our momentum. We see genuine opportunities for profitable growth in virtually all the market segments in which we operate, so the prospects are good for the remainder of this year and beyond."

\- Ends -

For further information contact:

Nick Boakes	Friends Provident plc	0845 64 17914
Di Skidmore	Friends Provident plc	0845 64 17833
Simon Moyse	Finsbury Limited	0207 25 13801

Ref:

Notes to editors:

1\. An interview with Keith Satchell, group chief executive, and Philip Moore, group finance director, will be available to view in video, audio and text formats at www.friendsprovident.com and www.cantos.com from 7.00am today.

2\. An analyst presentation will take place at 9.30am today at JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA.

3\. The analyst presentation will be webcast live and can be viewed on the Friends Provident website: http://www.friendsprovident.com/results

4\. The presentation slides will be available from 9.30am on www.friendsprovident.com/presentations

5\. Friends Provident media image library is available at www.friendsprovident.com/imagelibrary. A newscast login is required.

6\. Financial reporting dates

Dividend dates:	
Shares go ex dividend	5 October 2005
Record date	7 October 2005
Dividend paid	25 November 2005

Financial Reporting Calendar:	
European Embedded Value 2004 analyst presentation	12 October 2005
2005 Quarter 3 life and pensions new business	1 November 2005
2005 Full Year life and pensions new business	31 January 2006
2005 Friends Provident plc preliminary results	23 March 2006

7\. The principal life and pensions subsidiary company is Friends Provident Life and Pensions Limited (FPLP).

8\. Achieved underlying earnings per share is based on achieved underlying profit after tax.

9\. Underlying profit on an achieved profit basis represents profit (based on longer-term investment return) before impairment of Asset Management goodwill, amortisation and impairment of Asset Management acquired intangible assets and non-recurring items. Therefore, underlying profit is comparable to achieved operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, which is the terminology used in the 2004 preliminary announcement.

10\. Underlying profit on an IFRS basis represents profit (based on longer-term investment return) excluding returns on Group controlled funds attributable to third parties and before impairment of goodwill, amortisation and impairment of

acquired intangible assets and present value of in-force business and non-recurring items. Therefore underlying profit is comparable to Modified Statutory Solvency (MSS) operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, which is the terminology used in the 2004 preliminary announcement, except that amortisation of acquired present value of in-force business is now excluded from underlying profit.

11. The Realistic Balance Sheet (RBS) relates to the FPLP With Profits business. Risk Capital Margin (RCM) cover is defined as unencumbered capital in the Life & Pensions business plus 50% of the present value of future profits arising in the Non-Profit Fund of FPLP, divided by the RCM, calculated on a realistic solvency basis.

12. Unless otherwise stated, all new life and pensions business is based on the industry standard Annual Premium Equivalent (APE) basis. APE represents annualised new regular premiums plus 10% of single premiums.

13. Market movement and market share data is based on the latest available from the Association of British Insurers (ABI) and is adjusted to ensure comparisons are compatible.

14. Certain statements contained in this announcement constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

The Friends Provident Group

The Friends Provident Group is structured around its two core businesses of Life & Pensions and Asset Management, although the size and stature of our international life and pensions operations are such that it is now appropriate to segment information for the Life & Pensions business between UK and international. Our focus remains to grow contribution to profits from each of our core business segments.

UK life and pensions

Trading summary

Our UK Life and Pensions business is firmly established as one of the top ten, as measured by our share of new business sales. Over recent years, our aim has been profitable growth, focusing on the three product segments of group pensions, protection and investments. These three remain important and, in addition, we have renewed our interest in the individual pensions market, following the Government's relaxation of the charging structures.

An analysis of new UK life and pensions business was included in our Trading Statement, issued 29 July 2005. The key figures are that total new UK life and

pensions business increased by 14.8% to £202.1 million in the first half of 2005 (2004: £176.0m) and by 11.4% to £113.8 million for the second quarter of 2005 (2004: £102.1m).

Over the first half of this year, group pensions accounted for 55% of our UK new business, followed by protection (17%) and investments (15%). The two segments of individual pensions and annuities were not key to us, and accounted for only 6% and 7% of our half-year new business respectively, although we now expect the former to grow steadily.

We have reorganised our distribution over the past two years, primarily in anticipation of regulatory changes. Going forward, we expect Independent Financial Advisors (IFAs) will remain important distributors of our products and services, with recent and new distribution partnerships with advisor firms, banks and building societies increasingly providing additional new business growth potential. In addition, our restructured Appointed Representative channel is now focused exclusively on protection.

We have consistently stated that it is our standard of service, enabled by the application of leading-edge technology, that differentiates us from our competitors and we still believe this is so. Some 80% of our UK new business is now transacted online. We are the only stock exchange-listed Life company with a Five Star ranking for service in the latest Financial Adviser Practiv Service Awards.

Market overview and outlook

Protection: For the first six months of 2005, our market share increased by 18% and we fully expect our market share over 2005 to exceed that for 2004. The market contracted by 17% over the first half of 2005 and we expect it to be down by a similar percentage for the whole of 2005, fewer house-purchase transactions being the primary cause. Compared with 2004, there are now more competitors pursuing fewer new business opportunities, so both pricing and service remain key. The continued appeal of our online systems and service quality will mitigate some of the pressure on pricing.

Investments: We remain confident that growth in our 2005 sales will exceed market growth, which was 2% over the first half of 2005, and with an expectation of only single-digit growth over the course of this year. Our sophisticated fund range coupled with our online facilities is an attractive proposition, so the outlook for sales is positive, with the prospect of stable margins.
Group Pensions: There are a number of positive factors currently influencing this market, which has grown over the first half of 2005, and the effect of pensions simplification is likely to provide further stimulus next year. We are well prepared for A-day, our single platform system providing competitive advantage. The A-day changes will add further impetus to the drive towards defined contribution and contract-based schemes, which plays to our position in the marketplace. As expected, tendering opportunities from fee-based Employee Benefits Consultants are now increasing, supplementing the high levels of activity seen over the first half of 2005 from commission-based IFAs that specialise in high quality pension schemes. We are now routinely demonstrating that our systems can accommodate the 'customisation' increasingly required, so the outlook is very positive. As for margins, the trends of lower commission rates, higher contribution schemes, an increase in transfer business and increasing levels of new business from existing arrangements, are all positive factors.

Individual pensions: The market increased by 8% over the first half of 2005. If accepted, the FSA's recommendation to revoke what is commonly referred to as the RU64 rule will, we believe, stimulate higher growth in 2006 by allowing a more flexible approach to pricing and commission levels. We launched a new individual pensions product in April and early indications are encouraging. Our strengths are a very wide investment fund range (akin to that offered under our group pensions product), a robust electronic trading platform (using the same

structure as developed for our leading-edge protection system) and a charging structure that encourages loyalty, attracts transfer business and offers commission flexibility. We fully expect to grow our new business levels and market share over the course of this year.

International life and pensions (International)

Trading summary

In January this year we completed the acquisition of Lombard International (Lombard) providing us with a Luxembourg-based operation to complement Friends Provident International (FPI). FPI is based primarily in the Isle of Man with offices in Hong Kong, Dubai, Guernsey and the UK. Accurate market share data is not available for the international market, but there is no doubt that our combined international operations make us one of the major cross border players.

FPI offers a comprehensive range of products, marketed in the UK, Middle East, Asia and Europe. Lombard specialises in providing bespoke life assurance-based tax and estate planning solutions for high net-worth investors (HNWIs) and ultra-HNWIs, principally throughout Europe.

Distribution of FPI's products and services is predominantly through specialist IFAs. For Lombard, distribution is mainly via private banks, family offices and specialist IFAs.

An analysis of new international life and pensions business was included in our Trading Statement, issued 29 July 2005. The key figures are that new international life and pensions business increased by 122% to £80.0 million in the first half of 2005 (2004: £36.0m). In large part, this significant increase is attributable to the acquisition of Lombard. On a pro forma basis, the half-year increase in total international new business was 18.3%.

FPI: new FPI business increased 24.9% to £45.0 million in the first half of 2005 (2004: £36.0m).

Lombard: new business amounted to £35.0 million over the first half of 2005. Lombard was acquired in January this year, and on a pro forma basis, the half-year new business was up 10.8%.

We are advancing strongly in the international market, which has significant growth prospects, beyond those of the UK. For perspective, 38% of our total gross contribution from new business now arises from our international operations (50% net of solvency capital charge, pension service charge and the effect of accounting for share incentive arrangements), double the proportion in 2004.

Market overview and outlook

FPI: We achieved a strong performance in the first half of 2005. New business growth in the specialist UK market and the Middle East was particularly encouraging. We also achieved good growth in Europe, and Asia remains our most important market. In the UK, we are successfully deepening our relationships with key distribution partners. An important systems harmonisation programme is due to complete in 2005, leading to improved service and efficiency. The overall outlook is positive, notwithstanding the risk further of political tensions in the Middle East. We expect to achieve continued growth over the course of the year.

Lombard: Lombard has well-established operations across many European countries, and is developing new relationships in Asia and Mexico. Particularly strong performances over the first half of 2005 were achieved in Belgium, the UK and from expatriate business in Southern Europe. We remain confident that strong growth in both new business volumes and profits will be achieved over the remainder of 2005. A new product range has been introduced for the German

market, which we expect to stimulate growth towards the end of this year and into next year. As previously announced, the very high level of new business achieved in Germany last year was due to special circumstances and, although this level of sales will not be repeated in 2005, our position and prospects in that country have strengthened as a result.

Asset Management

Trading summary

F&C Asset Management plc (F&C) is a quoted company in its own right and operates out of seven European cities and Boston, USA. By funds under management, F&C is one of the top five asset managers in the UK and in the top ten of Europe for managing pension funds. F&C offers a diverse range of products across all the major asset classes, for institutional, insurance and retail clients.

The present company was formed through the merger of ISIS Asset Management plc (ISIS) and F&C Group (Holdings) Limited in 2004 with the objectives of creating a scalable platform to accommodate further growth, enhancing investment performance through increased resources, diversifying both regionally and through a widening of the product range, and realising cost synergies.

An analysis of funds under management, together with an integration update, were included in our Trading Statement, issued 29 July 2005. The key figures are that assets under management rose by £3.3 billion to £128.1 billion, with gains from market movements being offset by around £1.6 billion of net outflows.

Outflows from insurance clients were dominated by attrition on the closed life book managed for Resolution Life in the UK. Other areas, which constitute the higher revenue margin segments of F&C's business, experienced positive net flows.

Following on from two successful property trust launches in 2004, a third fund raising in the first half of 2005, through the Commercial Property Trust with assets of £965 million, was completed and is the largest launch to date of an investment trust specialising in direct property.

UK retail business experienced net inflows in the first half of the year, helped by a number of strategic distribution arrangements. In addition, the sub advisory European retail operation gained new business, boosted in particular by improving momentum in Portugal but also in Germany. During the period, a private equity fund of funds team was also acquired from Martin Currie for a price equivalent to slightly over one year's revenues and F&C plans to expand activities in this area.

The integration has gone largely to plan and, as a result, the dedicated Project Office supported by external consultants was closed on 30 June, with eleven of the sixteen workstreams wound up and activities returned to business as usual. The outsourcing of investment administration has proven to be complex and will take longer to implement than originally envisaged. Mellon has been chosen to partner F&C in this area, and it will take until late 2006 to fully integrate data and systems onto a single platform.

Since the merger F&C has made a number of enhancements to its investment teams and investment performance has been broadly neutral. Specialist areas such as property, private equity and hedge funds continue to generate returns ahead of benchmark in most cases.

Market overview and outlook

Equity markets performed well during the first half of the year. For example, the FTSE 100 rose almost 10% and other European markets did even better in local currency terms, although when measured in sterling the gains were very similar

to the UK equity market. However, almost all of the market uplift took place in the final months of the half year and had a limited effect on F&C's revenues for the full period.

Earlier this year it was announced that Resolution plc, post its merger with Britannic, will be internalising up to £22 billion of funds currently managed by F&C. At the current time discussions are taking place with Resolution about the timing of withdrawal of funds from F&C and compensation amounts. Unrelated outflows of around £3.8 billion are expected in the second half of 2005 due to the transfer by Resolution of various annuity books to third parties.

Once there is clarity on Resolution's plans to internalise asset management operations, details on revenue losses, compensation payments and timing will be provided. In terms of the impact on profitability, we can confirm that the effective operating margin on this business is high and considerably above that on our business as a whole. This mainly reflects the efficient and integrated nature of the F&C business which means that there are considerable economies of scale on this type of activity.

Within the institutional business, a continuation of outflows from Dutch pension funds is expected in the second half of the year, partly driven by switches from balanced to specialist mandates and by some historic performance issues. However, trends in F&C's non-institutional business are positive and are activities in which revenue margin is relatively high. Currently there is a good momentum in UK retail and in particular on Continental European sub advisory business, as well as new fund raising on F&C's largest hedge fund, Amethyst. Overall it is expected that non-insurance net flows will be negative in the second half of 2005, unlike in the first half when the launch of a Commercial Property Trust boosted investment trust assets.

Financial Review

The results are presented on two bases: IFRS and achieved profit.

IFRS results are presented for the first time in accordance with European Union regulations requiring all European listed groups to prepare their consolidated financial statements in accordance with IFRS from 1 January 2005. IFRS replaces reporting under the modified statutory solvency (MSS) basis. The balance sheet under IFRS also includes the adoption of the principles of FRS27 (Life Assurance) which, inter alia, requires with profits liabilities to be valued on a realistic basis. A full reconciliation to MSS accounting for 2004 is included in the notes to these interim statements.

The achieved profit basis has been developed by the Association of British Insurers (ABI). We believe the achieved profit basis provides a more representative method of accounting for long-term business that fully recognises the shareholders' interest in the in-force portfolio. Some changes to IFRS also have an impact on achieved profit reporting and comparatives have been restated accordingly.

The European Insurers' Chief Financial Officers (CFO) Forum agreed a timetable for the introduction of changes to the achieved profit basis of reporting, known as the European Embedded Value (EEV) basis which significantly enhances this reporting methodology. It is our intention to adopt this basis from year-end 2005 in accordance with the agreed timetable. The details of our methodology and the results of our restatement of the 2004 achieved profit numbers on the EEV basis will be disclosed on 12 October 2005.

Achieved profit result

Achieved profit highlights for the half year ended 30 June	2005 £m	#2004 £m
Analysis of underlying profit:		

UK Life & Pensions	163	139
International Life & Pensions	32	16
Asset Management	52	14
Other*	(14)	(9)
Achieved underlying profit before tax	233	160
Achieved profit before tax	334	104
Gross contribution from new business	52	37
Gross new business margin	18.4%	17.5%
Contribution from new business**	40	25
New business margin	14.2%	11.8%

\# restated for the impact of IFRS

* Comprises expected return on net pension liability, expected return on corporate net assets and corporate costs

** after cost of solvency margin, pension service charge and share incentives, and before tax.

Overview

Group achieved underlying profit before tax increased by 46% to £233 million. This was mainly as a result of growth in the new business contribution of £15 million, which includes Lombard for the first six months of 2005, an increase in expected return from in-force business of £20 million, positive experience variances of £16 million and an increase in Asset Management operating profit of £38 million following the acquisition of F&C. The increase in Life & Pensions achieved underlying profit has had the effect increasing our annualised return on Life & Pensions embedded value (RoEV) by 0.7 percentage points to 8.9% (8.2% to 30 June 2004).

Our gross Life & Pensions new business margin increased from 17.5% to 18.4%. The deductions from the gross contribution from new business comprise the cost of solvency capital charge (£4 million), pension service charge (£7 million) and the effect of accounting for the share incentive arrangements (£1 million) as required under IFRS. With the introduction of EEV reporting as from 31 December 2005, our margin will be disclosed differently.

UK Life & Pensions

UK Life & Pensions achieved underlying profit increased by 17% to £163 million, mainly from positive experience variances and a higher expected return as a result of a larger opening embedded value. The contribution from new business was up by £2 million to £32 million. The gross margin reduced from 17.0% to 15.8% as growth in new business volumes was offset by a different mix of business and pressure on pricing in the protection market on the back of the sluggish housing market. The contribution from in-force business increased by £11 million to £81 million due to the effect of a higher value of the in-force business at the start of 2005.

Experience variances were positive £20 million. This comprises several positive items, the largest of which resulted from improved claims experience on income protection business, partially offset by some smaller negative items.

There was a small positive operating assumption change of £1 million as a result of a renegotiation of the F&C investment agreement.

Development costs have increased by £4 million to £11 million reflecting expenditure on e-commerce initiatives to continue to strengthen our market-leading proposition and implement electronic links with our new distribution relationships. As indicated in our 2004 preliminary results, these

costs are expected to be higher for the year as a whole relative to 2004.

International Life & Pensions

International Life & Pensions achieved underlying profit doubled from £16 million to £32 million. The gross contribution from new business increased substantially from £7 million to £20 million, driven primarily by the inclusion of Lombard from early January 2005 together with an improved performance from FPI as a result of strong trading in the UK and the Middle East. Achieved underlying profit was adversely affected mainly by a net negative experience variance of £4 million in FPI, arising from a number of items.

Asset Management

F&C increased its contribution to Group achieved underlying profit from £14 million to £52 million for the half year to 30 June 2005, following the merger of ISIS and F&C in October 2004. F&C's contribution to the Group results is included on an IFRS basis and is discussed in more detail under the IFRS results below.

International Financial Reporting Standards result

IFRS highlights for the half year ended 30 June	2005 £m	#2004 £m
Analysis of underlying profit:		
UK Life & Pensions - With Profits Fund with profits business	2	4
UK Life & Pensions - other life business	43	35
International Life & Pensions - life business	-	7
Asset Management	52	14
Longer term investment return	34	42
Other shareholder income less charges	(6)	(1)
Underlying profit before tax	125	101
Profit before tax	196	34

Restated for the impact of IFRS

Overview

Underlying profit increased by 24% to £125 million due to good performance in UK Life & Pensions, and the inclusion of the results of the enlarged F&C and Lombard. Profit before tax increased by £162 million due largely to the positive impact of short term fluctuations in investment return, an increase in policyholder tax of £79 million due to increased with profits return and £14 million profit attributable to the minority holders of the Commercial Property Trust.

UK Life & Pensions

The contribution from pre-demutualisation with profits business (being the shareholders' share of the cost of bonuses) was £2 million and this is likely to remain a modest contributor to Group profits.

UK Life & Pensions - other life business underlying profit increased by 23% to £43 million. This increase is the result of a number of positive and negative items, including the impact of reduced new business strain due to the change of product mix and an increased surplus on income protection business.

Provisions have been established for the estimated likely cost of redress, including administrative costs, arising from the review of past sales. The total provision for endowment complaints has been increased from £128 million to £139

million with a charge in 2005 of £38 million (30 June 2004: £72m). None of this increase is attributable to shareholders in 2005 (30 June 2004: £6m charged as a non-recurring item). There is some uncertainty involved in these provisions, which have been calculated on a best estimate basis taking into account recent Group and industry experience. The majority of the mortgage endowment redress provision is expected to be settled in the next two years.

International Life & Pensions

The 2005 International Life and Pensions result has been negatively affected by IFRS rules which increase the reported new business strain on products that use capital units. One such product is the FPI Premier product, which sold strongly over the first half of 2005. This offsets a strong positive result from Lombard reflecting record levels of funds under management and tight expense control.

Asset Management

F&C has increased its contribution to consolidated Group underlying profit from £14 million in the first half of 2004 to £52 million in 2005, following the merger. Before non-recurring items, amortisation of intangibles and the cost of the reinvestment plan, F&C earnings per share increased 21% to 7.95 pence (2004: 6.56 pence) and the F&C operating margin was 42.2% compared with 33.8% in 2004, consistent with the range indicated at the time of the announcement of the merger.

Revenues from investment management fees for the first six months were £130 million (2004: £59m) reflecting some benefits from rising equity markets as well as new product sales in the higher revenue margin areas, offset by insurance and institutional outflows. While the average fee rate has risen from 18 basis points at 30 June 2004 to 21 basis points at 30 June 2005 this is a result of the merger of ISIS and F&C.

As commented on at the year end, a Reinvestment Plan including matching shares was put in place to retain certain F&C Management staff who had an interest in the old F&C group. This scheme, which is a one-off plan to facilitate the merger, is accounted for differently under IFRS which, while not materially changing the total cost, does front-end load the profit charge. F&C strip this charge out of underlying earnings due to it being a one-off plan to facilitate the merger.

Asset Disposal

The Group had a controlling interest in ISIS Private Equity and thereby in private equity investee companies held by the various life and pension funds. The Group disposed of its controlling interest on 30 June 2005. The results of the trading activities and financial effects up to the date of disposal are reported as discontinued operations in the Income Statement.

Profit before Tax

The IFRS profit before tax for the period is £196 million (2004: £34m) comprising profit before tax attributable to shareholders of £85 million (2004: £33m), tax on the policyholder funds (effectively not attributable to shareholders) of £97 million (2004: £1m) and £14 million of profit attributable to minority holders of the Commercial Property Trust. The profit before tax attributable to shareholders of £85 million comprises an underlying profit of £125 million (2004: £101m) adjusted for a £29 million deduction for non-recurring items (2004: £9m), £46 million of intangible asset amortisation (2004: £11m), an increase of £44 million for the short term fluctuations in investment return (2004: £(38)m), and a deduction of £9 million for the negative variation in the value of the equity option on 2007 Convertible Bonds (2004: £10m). The non-recurring items comprise £2 million for the integration of FPI, £14 million for the integration of F&C and £13 million for F&C Reinvestment Plan costs. The intangible asset amortisation comprises £32 million for acquired

intangibles and £14 million for the value of acquired in-force business.

Operating Expenses

Cost control remains key for the Group.

In UK Life & Pensions we are keeping our operating expenses, excluding commission, broadly stable at our current rate of new business growth whilst maintaining our high levels of service. Acquisition expenses continue to benefit from the efficiencies gained through the increasing volumes of new business now being transacted online, currently some 80%.

At the time of the annual results, F&C indicated that it anticipated making £20 million of cost savings during 2005 through removal of duplicated costs. This remains the position with further cost savings to be delivered in 2006 as the integration is concluded. F&C has now signed heads of agreement with Mellon regarding outsourcing the back office of the enlarged group. To reduce client risk and to facilitate integration of the data, an approach involving conversion in 2006 and migration in 2007/08 has been agreed. This will extend the original timeline and add additional cost of about £10 million to the integration. It will also delay the attainment of the final financial integration benefits, amounting to £2-3 million until migration is concluded.

Shareholders' Equity

Pro forma embedded value	30 June 2005 £bn	*30 June 2004 £bn	*31 Dec 2004 £bn
Shareholders' equity	3.5	2.8	3.3
Represented by Group embedded value, comprising:			
Shareholders' invested net assets	1.1	1.1	1.1
Value of in-force Life & Pensions business	1.9	1.4	1.6
Market value of Asset Management business	0.5	0.3	0.6

* Restated for the impact of IFRS

The embedded value on a pro forma basis was up 7% compared with 31 December 2004 due to a strong achieved profit result for both UK and International Life and Pensions and the new capital raised in respect of the acquisition of Lombard. Embedded value per share on a pro forma basis at 30 June 2005 was 169 pence (31 December 2004: 170 pence).

At the end of 2003 we took account of the cost of capital notionally assumed to be backing our Risk Capital Margin in the UK. This cost arises from the use of lower future investment return assumptions than the risk discount rate on the capital notionally assumed to be backing the Risk Capital Margin. This cost of lock-in has been reduced to £18 million (31 December 2004: £27m) as a result of improved Risk Capital Margin coverage from within the with profits fund.

Over the half year to 30 June 2005 the value of our in-force business increased by £0.3 billion to over £1.9 billion. Over the same period our shareholder invested net assets, which are the best indication of our net cash position, remained broadly stable at £1.1 billion. An analysis of the movement in our shareholder net assets is set out below.

Movement in shareholders' invested net assets For the half year ended 30 June	2005 £m	2004 £m
Net assets at 1 January (restated for IFRS)	1,086	1,234
Investment return	60	(8)
Dividend paid net of receipt from F&C	(86)	(77)

Life & Pensions net cash operating surplus/(strain):		
UK - FPLP With Profits Fund	45	44
UK - Other	6	(53)
International	-	8
Reclassify convertible debt as equity	51	-
Acquisition of Lombard (including expenses)	(39)	-
Other	1	(3)
Net assets at 30 June	1,124	1,145

Life & Pensions net cash operating surplus improved to £51 million (30 June 2004 strain £1m) as a result of a number of items, including writing less capital intensive lines of protection business and actions taken as part of ongoing capital management. It also includes some one off items, including a £17 million impact of market movements. The international business remains broadly cash-neutral.

The interim dividend declared for 2005 is 2.6 pence per share, up 2% in line with policy. The dividend is covered 1.4 times by IFRS profit, although we do not believe that dividend cover is an appropriate measure under IFRS.

At 30 June 2005 the shareholders' invested net assets were invested broadly in a mix of 70% equities and 30% fixed income securities and cash.

Long-term Borrowings

The Group's long-term borrowings net of capitalised issue costs have increased to £1,671 million at 30 June 2005 (31 Dec 2004: £1,175m), following the successful issue of £500 million of guaranteed perpetual hybrid Tier One debt in June 2005. The Tier One debt issue is guaranteed on a subordinated basis by FPLP and pays a coupon of 6.292%. The proceeds, which were invested by the holding company in corresponding instruments in FPLP, will be used to pre-fund the redemption of the £215 million Undated Subordinated Guaranteed Bonds callable in 2006 and to support future growth. The table below summarises the long-term borrowings of the Group:

	Coupon %	30 June 2005 £m	31 Dec 2004 £m
Undated Subordinated Guaranteed Bonds callable 2006	9.125	215	215
Convertible Bonds callable 2007	5.25	290	290
Step-up Tier One Insurance Capital Securities callable 2019	6.875	300	300
Step-up Tier One Insurance Capital Securities callable 2015	6.292	500	-
Securitisation Notes - A1 due 2016	3m LIBOR + 0.20	280	280
- A2 due 2019	3m LIBOR + 0.23	100	100
Net Capitalised Issue Costs		(14)	(10)
Total		1,671	1,175

In May 2005, we renounced our right to redeem the Convertible Bonds callable in 2007 in cash. This removes the need to reflect any further changes to the option value in the IFRS income statement.

Management of Risk and Economic Capital

During 2005, the Group has continued to build on the new risk framework introduced in late 2004. Its vision of active risk management, with

consideration of risk embedded into business planning, decision-making and everyday management, is unchanged. The process for management of operational risk has been enhanced with the introduction of self-assessments by business units and reporting of loss incident data. Regular reports are made to the Operational Risk Committee, the Audit and Compliance Committee and to the Board, based on this data. Alongside this, more formal processes for managing strategic and financial risks have been introduced, closely linked to the business planning process. In addition, enhanced consideration of risk has been added to the processes for investment appraisal, project initiation, and new product development.

The Group has continued to develop and refine its economic capital model covering the Life and Pensions business. Results from the model will be used as an input to the calculation of financial performance on an EEV basis, and we continue to use the economic capital model to inform our financial risk management strategies. Examples of strategies under consideration include migration of credit risk on bonds backing annuity business, migration of the property and credit risk components of with profits maturity guarantees, and the investment of shareholder funds. The model will play an increasingly important role in business planning and product pricing over the next year.

Financial Strength

Friends Provident remains financially strong and our financial standing has been further improved in the first half of 2005. We continued to manage our business financially on the basis of our economic capital whilst ensuring that we also comply comfortably with all other capital requirements. These include the realistic solvency requirement for our with profits business, our regulatory solvency and our group solvency requirements, as detailed below.

Realistic Solvency

We have been managing the with profits business of FPLP on a Realistic Balance Sheet (RBS) basis for some time now. Surplus assets for FPLP's with profits fund at 30 June 2005 have increased by £51 million to £182 million (31 Dec 2004: £131m). Excluding liabilities representing the shareholders' share of future bonuses as required by FRS 27, the excess amounted to £255 million (31 Dec 2004: £189m).

In addition to calculating assets and liabilities on a realistic basis, we hold a Risk Capital Margin (RCM). The RCM at 30 June 2005 was £260 million (31 Dec 2004: £279m). The capital available to cover the RCM in FPLP amounts to £1,911 million which means that the RCM is covered over 7 times. As required by the FSA, the capital includes 50% of the present value of future profits arising in the Non-Profit Fund of FPLP amounting to £203 million.

In the 2005 IFRS interim accounts, the balance sheet includes FPLP's with profits liabilities to policyholders valued on a realistic basis in line with FRS 27. The impact of valuing FPLP's liabilities on this basis has been to increase insurance contract liabilities by £400 million (31 Dec 2004: £294m), reduce deferred acquisition costs by £357 million (31 Dec 2004: £377m) and increase deferred tax assets by £28 million (31 Dec 2004: £6m). The net result of these changes has been taken to the fund for future appropriations in line with FRS 27 - a net reduction of £729 million (31 Dec 2004: £665m). The total FFA at 30 June 2005, after all adjustments, was £156 million (31 Dec 2004: £161m).

Regulatory Solvency

In addition to the realistic solvency reporting, FPLP also reports regulatory solvency using the revised valuation rules. These focus solely on the adequacy of resources to meet existing guaranteed benefits. An explicit resilience capital requirement is held in addition to test capital adequacy in stressed investment conditions. The results of the regulatory and realistic basis

calculations are then compared after applying stress tests to each and the more onerous requirement is applied. For FPLP, the more onerous requirement is currently that calculated on a regulatory basis, although this is expected to reverse in the short term.

The Free Asset Ratio is a common measure of financial strength in the UK for long-term insurance business. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of actuarial reserves. For FPLP this ratio has increased to 14.3% at the end of June 2005 (31 December 2004: 12.2%) and available assets to meet capital requirements have increased from £2,281 million to £2,708 million. The quality of our regulatory capital has also improved and this ratio no longer includes any implicit item or the £215 million subordinated debt callable in 2006, which were included at 31 December 2004.

Our economic capital model forms the basis for the FSA to agree the economic capital requirement for each insurance company based on an assessment of its own risk profile (ie the Individual Capital Assessment or "ICA"). Having participated in a pilot exercise with the FSA and submitted our end 2004 ICA we remain satisfied with our methodology. On an ICA basis the capital position of the group's life and pensions companies is very strong.

Group Life and Pensions Capital Position

Under FRS 27 principles, the total available capital resources of the Group at 30 June 2005 exceeded the capital requirement by £1.5 billion (31 Dec 2004: £1.2bn). The bulk of the Group's capital is held outside of the with profits funds and, consequently, can be deployed around the Group with a high degree of flexibility.

Credit Ratings

On 10 May 2005 Moody's raised the outlook on FPLP's A2 (strong) financial strength credit rating from stable to positive. FPLP's rating from Standard & Poor's is unchanged at A+ (strong) with a stable outlook. Standard & Poor's upgraded the rating of Friends Provident plc from BBB+ (good) to A- (strong) on 27 May 2005.

With Profits Investments

The proportion of equities and property backing the FPLP With Profits Fund asset shares (the EBR) has increased to 51% (31 December 2004: 48%). We continue to actively optimise returns to policyholders and manage the investments backing the guarantee provisions to ensure guarantees are met as they fall due whilst limiting risk to both policyholders and shareholders. The gross investment return achieved by the With Profits Fund in the first half of 2005 was 6.9%.

Pension Schemes

The Group operates one principal defined benefit scheme, and various schemes operated by F&C. The market value of the assets of the principal scheme (FPPS) at 30 June 2005 was £757 million. This scheme has a small surplus of £3 million (31 December 2004: deficit £5m). The fully funded position of FPPS in part reflects the success of ongoing risk management activities, including actions taken some time ago to reintroduce employer and employee contributions and to hedge the risk of inflation and interest rate changes. Without the hedge, FPPS would have needed a further £70 million injection of funds to be at an equivalent position. The F&C defined benefit schemes are closed to new entrants. In addition the Group also operates two defined contribution schemes, one operated by F&C Asset Management plc and the other by Friends Provident International Ltd.

Corporate Responsibility

Friends Provident's unique ethical heritage provides a clear point of differentiation and we continue to perform well in all areas of the corporate responsibility agenda, evidenced by our inclusion in the FTSE4Good and Dow Jones World Sustainability Indices and our high ranking in the Top 100 Companies that Count survey.

However the corporate responsibility agenda continues to move at pace and there is always more that can be done. Earlier in the year, the Executive Directors of the main Board agreed a strategy and plan for the continued development of corporate responsibility over the next three years.

The Friends Provident Foundation, endowed in July 2004, encourages new ways of thinking about how money is used in today's society. The trustees have determined that its initial programme of grant-making will focus on investigating and developing solutions to the issue of financial exclusion in the UK and the first grants are now being made.

Conclusion

The steady growth of the Friends Provident Group is continuing and the outlook is increasingly positive.

In UK life and pensions, our excellent service is deepening the very good relationships we have forged with intermediary firms and has ensured that we are strongly represented on distribution panels. As previously stated, the impact of our distribution agreements will only now begin to be felt, and on into 2006. New business is likely to be impacted more quickly from those distributors where multi-tie is their main focus of operation. Our expertise in the application of technology underpins our service excellence and we are working to ensure our online facilities remain leading-edge across all our key product segments. The UK market is very competitive but we are optimistic about gaining market share and doing so profitably. Group pensions in particular will generate a greater proportion of new business volumes, as we will be a beneficiary of the A-day changes.

For international life and pensions, the market holds excellent prospects for us to secure profitable growth. Our international operations are diverse and complementary. We have well-founded relationships with distributors in many countries and we will seek to develop these still further, while also exploring the opportunities in other potentially lucrative markets.

In asset management, the immediate task is to complete the integration whilst at the same time building an enhanced platform for organic growth. The asset management business has considerable long-term growth opportunities, but it is becoming increasingly competitive. Investment quality is emerging as an even more important differentiator and F&C intends to deepen and broaden its capabilities as a result of the merger. Strong distribution links, a diverse client base, a wide product offering are all important to success, but they need to be supported by superior investment performance if the full benefits are to be realised. This will be our priority.

The Group has made an excellent start to this year having increased still further our scale and diversity, providing a wider platform on which to build.

Contents

Achieved profit interim statements

Summary consolidated income statement on an achieved profit basis
Consolidated statement of recognised income and expenses on an achieved profit basis
Life & Pensions achieved profit
Summary consolidated balance sheet on an achieved profit basis
Consolidated statement of changes in equity on an achieved profit basis
Pro forma embedded value
Notes to the achieved profit results

IFRS interim statements

Consolidated income statement on an IFRS basis
Underlying profit before tax and reconciliation to profit before tax
Consolidated balance sheet on an IFRS basis
Consolidated statement of recognised income and expenses on an IFRS basis
Consolidated cash flow statement on an IFRS basis
Notes to the interim IFRS statements

Explanation of transition to IFRS

Appendix - Analysis of Life & Pensions new business

Summary consolidated income statement on an achieved profit basis
For the half year ended 30 June 2005

	Notes	Half year ended 30 June 2005 £m	*Half year ended 30 June 2004 £m	*Year ended 31 Dec 2004 £m
Underlying profit (i)				
Life & Pensions	4	195	155	299
Asset Management	5	52	14	40
Expected return on net pension liability		-	4	8
Expected return on corporate net assets	6	(8)	(8)	(14)
Corporate costs		(6)	(5)	(10)
Underlying profit		233	160	323
Non-recurring items	7	(29)	(11)	(55)
Amortisation of Asset Management acquired intangible assets		(28)	(5)	(21)
Investment return variances		268	(162)	184
Variation in value of equity option on convertible debt		(9)	(10)	(10)
Effect of economic assumption changes	8	(101)	132	(91)
Profit before tax		334	104	330
Tax on underlying profit		(66)	(45)	(78)
Tax (charge)/credit on items excluded from underlying profit		(31)	11	(8)
Profit after tax		237	70	244

Attributable to:				
Equity holders of the parent		237	68	246
Minority interest		-	2	(2)
		237	70	244
Earnings per share	9			
Based on profit after tax attributable to equity holders of the parent - basic		11.5p	3.9p	13.6p
- diluted		11.4p	3.9p	13.5p
Based on underlying profit on an achievedprofit basis, after tax, attributable to equity holders of the parent		7.2p	6.5p	12.9p

* As restated - see note 13

(i) Underlying profit on an achieved profit basis represents profit (based on longer-term investment return) before impairment of Asset Management goodwill, amortisation and impairment of Asset Management acquired intangible assets and non-recurring items.

Consolidated statement of recognised income and expenses on an achieved profit basis

For the half year ended 30 June 2005

	Half year ended 30 June 2005 £m	*Half year ended 30 June 2004 £m	*Year ended 31 Dec 2004 £m
Profit after tax	237	70	244
Actuarial gains/(losses) on defined benefit plans	5	(1)	(9)
Profit on deemed disposal of share in Asset ManagementBusiness	-	-	36
Exchange (losses)/gains on consolidation and other movements	(16)	-	2
Deferred tax	2	-	1
Total recognised income and expenses for the period	228	69	274
Attributable to: Equity holders of the parent	236	67	277
Minority interest	(8)	2	(3)
	228	69	274

* As restated - see note 13

Life & Pensions achieved profit

For the half year ended 30 June 2005

	Notes	Half year ended 30 June 2005 £m	*Half year ended 30 June 2004 £m	*Year ended 31 Dec 2004 £m
Contribution from new business	4(a)	52	37	83
Cost of share based payments		(1)	(1)	(2)
Cost of solvency capital and pension service charge		(11)	(11)	(21)
Contribution from new business attributable to shareholders (after the costs of share based payments, solvency capital and pension service charge)		40	25	60
Profit from existing business	4(b)			
- expected return		97	77	155
- experience variances		16	(2)	(6)
- operating assumption changes		1	-	(16)
Development costs	4(c)	(11)	(7)	(16)
Expected return on shareholders' net assets within the Life & Pensions business	6(b)	52	62	122
Life & Pensions achieved underlying profit before tax		195	155	299
Non-recurring items	7	(2)	(10)	(32)
Investment return variances		266	(151)	193
Effect of economic assumption changes	8	(101)	132	(91)
Life & Pensions achieved profit before tax		358	126	369
Attributed tax charge		(104)	(35)	(99)
Life & Pensions achieved profit after tax	3	254	91	270

* As restated - see note 13

Summary consolidated balance sheet on an achieved profit basis

At 30 June 2005

	30 June 2005 £m	*30 June 2004 £m	*31 Dec 2004 £m
Life & Pensions - long-term funds	735	996	629
Life & Pensions - shareholder funds	625	450	656
Life & Pensions net assets (i)	1,360	1,446	1,285
Corporate net liabilities	(236)	(301)	(199)
Shareholders' invested net assets	1,124	1,145	1,086

Attributable net asset value of Asset Management business (including goodwill) net of minority interest (ii), (iii)	466	66	486
Net pension asset/(liability) of FPPS (iii)	3	(3)	(5)
Shareholders' net worth	1,593	1,208	1,567
Value of in-force Life & Pensions business	1,912	1,429	1,613
Shareholders' net assets on an achieved profit basis	3,505	2,637	3,180
Called up share capital	214	172	199
Share premium account	2,035	1,447	1,799
Achieved profit reserves	1,256	1,018	1,182
Shareholders' equity on an achieved profit basis	3,505	2,637	3,180

* As restated - see note 13

(i) Unencumbered capital, which is defined as Life & Pensions net assets less solvency margin requirements in respect of business written in non-profit funds less any statutory deficit in the FPLP With Profits Fund, amounted to £1,120m (30 June 2004: £1,291m; 31 December 2004: £1,092m).
(ii) The attributable net asset value of Asset Management business includes goodwill of £327m at 30 June 2005 (30 June 2004: £136m; 31 December 2004 £327m).
(iii) The attributable net asset value of Asset Management business includes the value of the net pension liability of that business on an IAS 19, Employee Benefits basis and is net of related deferred taxation. The net pension asset/(liability) of Friends Provident Pension Scheme (FPPS) is stated on an IAS 19 basis including holdings in non-transferable securities issued by the operating entity and is net of related deferred taxation.

Consolidated statement of changes in equity on an achieved profit basis

For the half year ended 30 June 2005

	Half year ended 30 June 2005 £m	*Half year ended 30 June 2004 £m	*Year ended 31 Dec 2004 £m
Total recognised income and expenses for the period attributable to equity holders of the parent including Life & Pensions business on an achieved profit basis	236	67	277
Dividend	(103)	(84)	(133)
Reclassify convertible bond as equity	51	-	-
Share based payments	9	1	4
Increase in achieved profit reserves in			

the period	193	(16)	148
Issue of shares	132	1	365
Movements in respect of unclaimed shares issued on demutualisation	-	-	15
Net additions to shareholders' equity	325	(15)	528
Shareholders' equity at beginning of period	3,180	2,652	2,652
Shareholders' equity at end of period	3,505	2,637	3,180

* As restated - see note 13

Pro forma embedded value
At 30 June 2005

Assets held outside the Life & Pensions business are reported using the IFRS basis of accounting. A pro forma adjustment to include the listed Asset Management business at market value is shown in the table below:

Pro forma adjustment to bring the value of the listed business to market value business to market value:	30 June 2005 £m	*30 June 2004 £m	*31 Dec 2004 £m
Shareholders' equity on an achieved profit basis	3,505	2,637	3,180
Adjustment to the value of the listed Asset Management business to market value	33	141	123
Pro forma embedded value	3,538	2,778	3,303

* As restated - see note 13

Notes to the achieved profit results

1. Achieved profit results

The achieved profit results were approved by the Board of Directors on 12 September 2005

2. Basis of preparation

In order to identify the value being generated by the Group's business, the directors use the achieved profit basis of reporting in respect of the Life & Pensions business combined with reporting in accordance with International Financial Reporting Standards ("IFRS") for the remainder of the business. The achieved profit basis of reporting is designed to recognise profit as it is earned over the term of a life assurance policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the IFRS basis of reporting, but the timing of the recognition is different.

The Group has adopted IFRS for the first time in order to prepare its financial statements, whereas previously the non Life & Pensions business was reported on a modified statutory solvency basis. Consequently certain items have been restated as summarised in note 13.

The achieved profit results have been prepared in accordance with the methodology and disclosure requirements contained in the guidance 'Supplementary reporting for long-term insurance business (the achieved profits method)' issued by the Association of British Insurers in December 2001.

The guidance aims to provide an appropriate method of recognising shareholder profits from long-term business. The guidance states that achieved profit should be calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of UK corporation tax has been used to gross up after tax profits on UK business and appropriate overseas tax rates have been used for the International business, as this closely resembles the effective rate.

Shareholders' funds on an achieved profit basis provides an estimate of the value of the shareholders' interest in a life assurance business excluding any value which may be generated from future new life and pensions business. They comprise the sum of shareholders' net worth and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders. The value of existing business is the present value of the projected stream of future after tax distributable profit available to shareholders from the existing business at the valuation date, adjusted where appropriate for the cost of holding the minimum statutory solvency margin.

Shareholders' funds on an achieved profit basis for the Friends Provident Group consists of the following:

(i) Life & Pensions net assets;
(ii) the Group's share of its investment in the Asset Management business on an IFRS basis;
(iii) corporate net liabilities;
(iv) the net pension liability of FPPS on an IAS 19 basis (but including holdings in non-transferable securities issued by the operating entity) (net of deferred tax); and
(v) the present value of the future profits attributable to shareholders from existing policies of the Life & Pensions business.

In addition, a pro forma embedded value has been reported showing shareholders' funds on an achieved profit basis adjusted to include the Asset Management listed subsidiary at market value.

3. Life & Pensions segmental information

(a) Achieved profit after tax

	UK			International		
.	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m

Contribution from new business	32	30	66	20	7	17
Cost of share based payments	(1)	(1)	(2)	-	-	-
Cost of solvency capital and pension service charge	(11)	(11)	(20)	-	-	(1)
Contribution from new business attributable to shareholders (after the costs of share based and pension service charge)	20	18	44	20	7	16
Profit from existing business						
- expected return	81	70	141	16	7	14
- experience variances	20	(3)	(11)	(4)	1	5
- operating assumption changes	1	-	(35)	-	-	19
Development costs	(11)	(7)	(16)	-	-	-
Expected return on shareholders' net assets within the Life & Pensions Business	52	61	120	-	1	2
Life & Pensions achieved underlying profit before tax	163	139	243	32	16	56
Non-recurring items	(1)	(9)	(29)	(1)	(1)	(3)
Investment return variances	260	(151)	187	6	-	6
Effect of economic assumption changes	(99)	127	(85)	(2)	5	(6)
Life & Pensions achieved profit before tax	323	106	316	35	20	53
Attributed tax charge	(97)	(32)	(95)	(7)	(3)	(4)
Life & Pensions achieved profit after tax	226	74	221	28	17	49

(b) Shareholders' net assets

	UK			International		
	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Life & Pensions net assets	1,341	1,408	1,234	19	38	51
Value of in-force Life & Pensions business	1,598	1,266	1,431	314	163	182
	2,939	2,674	2,665	333	201	233

4. Life & Pensions achieved underlying profit

(a) Contribution from new business
The contribution from new business for the half year ended 30 June 2005 is calculated using economic assumptions at the beginning of the period. The contribution from new business using end of period economic assumptions amounted to £52m for the half year ended 30 June 2005 (half year ended 30 June 2004: £37m; year ended 31 December 2004: £84m).

The contribution from new business is stated before tax and is calculated by grossing up the contribution from new business after tax at appropriate rates of tax.

In respect of stakeholder style pension business, where a regular pattern in the receipt of premiums has been established, the business has been treated as regular premium business.

(b) Profit from existing business
Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force with profits business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy. The proportion of surplus allocated to shareholders on conventional with profits business has been assumed to be 10%.

(c) Development costs
Development costs represent investment in developing advanced electronic trading systems, e-commerce related activities and new business and service automation and improvement.

5. Asset Management

Asset Management has been treated as a separate reportable segment and thus the profit on investment management fees charged to the Life & Pensions business, approximately £9m for the half year ended 30 June 2005, is included within Asset Management underlying profit (half year ended 30 June 2004: approximately £5m; year ended 2004: approximately £11m).

6. Expected return on shareholders' net assets

(a) Expected return on corporate net assets

The expected return on corporate net assets is the longer-term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the Asset Management business which are shown separately in the summary consolidated profit and loss account.

(b) Expected return on shareholders' net assets within the Life & Pensions business

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

7. Non-recurring items

	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Closure of Direct Sales operation	-	(2)	2
Life & Pensions integration costs	2	4	9
Provision for misselling/complaints	-	6	14
Gross up for shareholder tax	-	2	7
Life & Pensions non-recurring items	2	10	32
Asset Management integration costs	14	1	19
Asset Management Reinvestment Plan costs	13	-	4
Asset Management non-recurring items	27	1	23
Total non-recurring items	29	11	55

8. Effect of economic assumption changes

The effect of economic assumption changes reflect the impact of changes in the expected level of future investment returns, asset mix, economic reserving basis, expense inflation and the risk discount rate used to calculate the value of existing business.

9. Earnings per share

(a) Basic and underlying earnings per share

Earnings per share have been calculated based on achieved underlying profit after tax, and on the profit after tax attributable to equity holders of the parent, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	Half year ended 30 June 2005		Half year ended 30 June 2004		Year ended 31 Dec 2004	
	Earnings £m	EPS pence	Earnings £m	EPS pence	Earnings £m	EPS pence
Profit after tax attributable to equity holders of the parent	237	11.5	68	3.9	246	13.6
Investment return variances	(268)	(13.0)	162	9.4	(184)	(10.2)
Variation in value of equity option on						

convertible debt	9	0.4	10	0.6	10	0.6
Effect of economic assumption changes	101	4.9	(132)	(7.6)	91	5.1
Amortisation of Asset anagement acquired intangible assets	28	1.4	5	0.3	21	1.2
Non-recurring items	29	1.4	11	0.6	55	3.0
Tax charge/(credit) on items excluded from underlying profit	31	1.5	(11)	(0.6)	8	0.4
Minority interests on items excluded from underlying profit	(19)	(0.9)	(1)	(0.1)	(14)	(0.8)
Underlying profit after tax attributable to equity holders of the parent	148	7.2	112	6.5	233	12.9
Weighted average number of shares for the period (millions)		2,065		1,723		1,808

(b) Diluted earnings per share

	Half year ended 30 June 2005 Earnings £m	EPS pence	Half year ended 30 June 2004 Earnings £m	EPS pence	Year ended 31 Dec 2004 Earnings £m	EPS pence
Profit after tax attributable to equity holders of the parent	237	11.5	68	3.9	246	13.6
Dilutive effect of options	-	(0.1)	-	-	-	(0.1)
Diluted earnings per share	237	11.4	68	3.9	246	13.5

	Half year ended 30 June 2005 Weighted average number of shares millions	Half year ended 30 June 2004 Weighted average number of shares millions	Year ended 31 Dec 2004 Weighted average number of shares millions
Basic weighted average number of shares	2,065	1,723	1,808
Dilutive effect of options	14	11	11
Diluted weighted average number of shares	2,079	1,734	1,819

10. Sensitivity analysis

The table below shows the contribution from new Life & Pensions business, before share based payments, the cost of solvency capital and the pension service charge, before tax, and the value of existing Life & Pensions business, assuming

a 1% increase in the rate of investment return on equities and properties and, separately, a 1% increase in the risk discount rate (all other assumptions remaining unchanged):

	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Contribution from new Life & Pensions businessbefore share based payments cost of solvency capital and pension service charge and before tax	52	37	83
After the impact of a 1% increase in investment returns on equities and properties	57	43	92
After the impact of a 1% increase in the risk discount rate	39	24	58
Value of existing Life & Pensions business	1,912	1,429	1,613
After the impact of a 1% increase in investmentreturns on equities and properties	1,964	1,465	1,651
After the impact of a 1% increase in the risk discount rate	1,770	1,315	1,488

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

11. Principal assumptions

The table below sets out the principal economic assumptions used in the calculation of the value of the existing business and the contribution from new business.

UK and Friends Provident International Limited (FPI)	30 June 2005 %	30 June 2004 %	31 Dec 2004 %
Risk discount rate	6.7	7.6	7.1
Investment returns before tax:			
Fixed interest	3.7-5.0	5.1-5.9	4.1-5.2
Equities	6.7	7.6	7.1
Properties	6.7	7.6	7.1
Future expense inflation	3.7	4.1	3.9
Corporation tax rate	30	30	30

Lombard	30 June 2005 %	*11 Jan 2005 %	
Risk discount rate	7.5	8.0	
Investment returns before tax	4.75	5.0	
Future expense inflation	3.3	3.5	
Tax rate	25.8	25.8	

* Lombard was acquired on 11 January 2005.

For UK and FPI business the risk-free rate of return used to derive the

assumptions is taken as the annualised 15-year Gilt yield as at the date of the valuation. The observed rates at 30 June 2005, 31 December 2004 and 30 June 2004 were 4.2%, 4.6% and 5.1% respectively.

The investment return on Government fixed interest securities is assumed to be equal to the risk-free rate of return.

For Corporate fixed interest securities, the investment return assumptions are derived by taking a margin over the risk-free rate of return. The margin is calculated as the AA- bond yield spread (2/3 of AA rated yields and 1/3 of A rated yields) over gilt yields, weighted by term of the actual portfolio held. This rate is then limited to the actual return achieved on the underlying assets.

The risk discount rate, equity investment return and property investment return are derived by taking a 2.5% margin over the risk-free rate of return.

The future expense inflation assumption is the rate implied by the difference between the risk-free rate of return and the average of the FTSE Actuaries Over 5 year index-linked gilt at 5% and 0% inflation.

For Lombard, the risk discount rate is derived as a margin of 3.75% over the equivalent EU risk-free rate. The investment return assumption is the weighted average (based on asset mix) of returns on fixed interest securities, equities and cash. The Lombard investment return assumption is shown gross of tax but net of fund management charges.

The methodology for deriving economic assumptions for all businesses will be reviewed with the implementation of European Embedded Values from 31 December 2005.

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force with profit business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. An allowance has been retained for the impact of the introduction of stakeholder pensions.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. Allowance for commission is based on the Group's recent experience.

The value of existing business makes no allowance for the payment of future premiums on recurring single premium contracts or for non-contractual increments on existing policies with the exception of stakeholder style pensions where, if a regular pattern in the receipt of premiums is established, the business is treated as regular premium business.

12. Contingent liabilities

Details of contingent liabilities are shown in note 9 to the IFRS results.

13. Impact of adopting IFRS on achieved profit interim statements

The Group has adopted IFRS for the first time in the preparation of its financial statements. Consequently the results presented on an achieved profit basis are now prepared on an achieved profit basis for the Life and Pensions business and on an IFRS basis for the remainder of the business whereas previously the remainder of the business was reported an MSS basis.

In addition, the 2004 results have been restated to gross up after tax profits of the International business at appropriate overseas tax rates.

The impact of the restatement on shareholders' equity and on profit after tax attributable to equity holders of the parent on an achieved profit basis is shown below.

Reconciliation of shareholders equity on an achieved profit basis

	31 Dec 2004 £m	30 June 2004 £m	31 Dec 2003 £m
Shareholders' equity on an achieved profit basis under MSS (comparatives as restated)	3,079	2,583	2,551
Mid to bid investment adjustment	(12)	(12)	(13)
Derecognise dividends payable	103	48	84
Convertible bond equity option	(25)	(23)	(10)
Business combinations	30	31	27
Recognition of Life and Pensions intangible assets	16	16	17
Other adjustments	(11)	(6)	(4)
Shareholders' equity on an achieved profit basis under IFRS	3,180	2,637	2,652

Reconciliation of profit after tax attributable to equity holders of the parent on an achieved profit basis

	Year ended 31 Dec 2004 £m	Half year ended 30 June 2004 £m
Profit after tax attributable to equity holders of the parent on an achieved profit basis under MSS	254	79
Mid to bid investment adjustment	1	1
Convertible bond equity option	(15)	(13)
Business combinations	4	4
Other adjustments	2	(3)
Profit after tax attributable to equity holders of the parent on an achieved profit basis under IFRS	246	68

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Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Interim Results - Part 2
Released	07:01 13-Sep-05
Number	1804R

RNS Number:1804R
Friends Provident PLC
13 September 2005

PART 2

Consolidated income statement on an IFRS basis

Half year ended 30 June 2005

	Notes	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Revenues				
Gross earned premiums on insurance contracts		493	677	1,305
Less premiums ceded to reinsurers		(20)	(20)	(50)
Net earned premiums on insurance contracts		473	657	1,255
Fee and commission income and income from service activities		248	108	258
Net gains on assets at fair value		2,417	600	3,151
Total revenues	2	3,138	1,365	4,664
Benefits, losses and expenses				
Claims paid and benefits on insurance contracts		772	897	1,769
Less amounts receivable from reinsurers		(19)	(13)	(31)
Net claims paid and benefits on insurance contracts		753	884	1,738
Movement in insurance contract liabilities		536	(289)	540
Movement in fair value of investment contract liabilities		1,036	320	1,282
Transfer to the fund for future appropriations		58	37	95
Movement in net assets attributable to unit holders		41	35	71
Net movement in policyholder liabilities		1,671	103	1,988
Net acquisition expenses		135	105	212
Administration expenses		209	124	261
Investment expenses and charges		49	34	66
Finance costs		40	36	71
Other expenses		85	45	141

	Notes			
Total benefits, losses and expenses		2,942	1,331	4,477
Profit before tax from continuing operations	2	196	34	187
Policyholder tax		(79)	-	(47)
Profit before shareholder tax from continuing operations		117	34	140
Total tax expense		(79)	8	(46)
Less policyholder tax		79	-	47
Shareholder tax		-	8	1
Profit after tax from continuing operations		117	42	141
Profit/(loss) after tax from discontinued operations	11	8	(2)	18
Profit after tax		125	40	159
Attributable to:				
Equity holders of the parent		103	40	143
Minority interest		22	-	16
		125	40	159
Basic earnings per share (pence) from continuing operations	5	5.0	2.3	7.9
Diluted earnings per share (pence) from continuing operations	5	5.0	2.3	7.9

Underlying profit before tax and reconciliation to profit before tax

	Notes	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Underlying profit before tax		125	101	171
Non recurring items	3	(29)	(9)	(55)
Amortisation of acquired intangible assets		(32)	(5)	(21)
Amortisation of present value of acquired in-force business		(14)	(6)	(10)
Short term fluctuations in investment return		44	(38)	27
Variation in value of equity option on convertible debt		(9)	(10)	(10)
Profit before tax attributable to shareholders		85	33	102
Policyholder tax		97	1	85
Returns on Group controlled funds attributable to third parties		14	-	-
Profit before tax from continuing operations		196	34	187

Underlying profit represents profit (based on longer-term investment return) excluding returns on Group controlled funds attributable to third parties and before impairment of goodwill, amortisation and impairment of acquired intangible assets and the present value of in-force business and non-recurring items.

Consolidated balance sheet on an IFRS basis
At 30 June 2005

	Notes	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Assets				
Intangible assets:				
Goodwill		646	368	586
Present value of acquired in-force business		382	182	177
Investment management contracts		552	84	590
Other		129	38	35
		1,709	672	1,388
Property, plant and equipment		71	155	168
Investments:				
Investment property		1,791	1,528	1,527
Investment in associates		5	5	5
Other investments		38,041	29,544	31,112
		39,837	31,077	32,644
Deferred acquisition expenses		870	662	743
Amounts recoverable under reinsurance ceded		136	7	112
Debtors and other assets:				
Income tax receivable		41	31	49
Other receivables		399	353	255
Other assets		283	296	293
Cash and cash equivalents		2,357	1,107	2,249
		3,080	1,787	2,846
Total assets		45,703	34,360	37,901
Liabilities				
Insurance contracts		14,789	13,307	14,230
Investment contracts		23,562	16,755	17,880
Fund for future appropriations		156	85	161
Interest bearing loans and borrowings		1,700	879	1,217
Accruals and deferred income		414	145	306
Other payables		914	711	847
Provisions		295	78	185

	Note			
Net asset value attributable to unit holders		749	525	576
Total liabilities		42,579	32,485	35,402
Equity				
Share capital	8	214	172	199
Share premium	8	2,035	1,447	1,799
Reserves	8	471	332	421
Equity attributable to equity holders of the parent	8	2,720	1,951	2,419
Minority interest		404	(76)	80
Total equity and liabilities		45,703	34,360	37,901

Consolidated statement of recognised income and expenses on an IFRS basis
Half year ended 30 June 2005

	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Actuarial gains/(losses) on defined benefit plans	5	(1)	(9)
Profit on deemed disposal of share in asset management business	-	-	36
Foreign exchange (losses)/gains on other movements	(28)	-	2
Deferred tax	5	-	1
Net income recognised directly in equity	(18)	(1)	30
Profit for the period after tax	125	40	159
Total recognised income and expenses for the period	107	39	189
Attributable to:			
Equity holders of the parent	93	38	174
Minority interest	14	1	15
	107	39	189

Consolidated cash flow statement on an IFRS basis*
Half year ended 30 June 2005

	Half year ended 30 June 2005	Half year ended 30 June 2004	Year ended 31 Dec 2004

	£m	£m	£m
Operating activities			
Profit after tax	125	40	159
Net (decrease)/increase in operational assets/liabilities	(736)	112	824
Net cash (outflow)/inflow from operating activities	(611)	152	983
Investing activities			
Purchase of internally generated intangible assets	(6)	(6)	(13)
Acquisition of subsidiaries, net of cash acquired	400	(20)	(182)
Acquisition of property, plant and equipment	(7)	(12)	(41)
Disposal of subsidiaries, net of cash disposed of	2	-	-
Net cash used in investing activities	389	(38)	(236)
Financing activities			
Issue of share capital, net of expenses	-	1	230
Issue of share capital by subsidiary undertakings, net of expenses	1	-	-
Proceeds from issue of long term debt, net of expenses	495	-	374
Net movement in other borrowings	(3)	33	17
Finance costs	(36)	(25)	(76)
Dividends paid to equity holders of the parent	(103)	(84)	(134)
Dividends paid to minority interest	(16)	(3)	(5)
Cash received in respect of unclaimed demutualisation shares	-	-	25
Net cash inflow/(outflow) from financing activities	338	(78)	431
Increase in cash and cash equivalents	116	36	1,178
Exchange losses on cash and cash equivalents	(8)	-	-
Cash and cash equivalents at beginning of period	2,249	1,071	1,071
Cash and cash equivalents at end of period	2,357	1,107	2,249

*Under IFRS, the cashflow statement includes all cashflows of the Group, including those relating to the long-term funds. Previously, under MSS, the cashflow statement excluded the cashflows of the long-term funds.

Notes to the interim IFRS statements

1. International Financial Reporting Standards results

The International Financial Reporting Standards results were approved by the Board of Directors on 12 September 2005.

EU law (IAS Regulation EC 1606/2002) requires that the annual consolidated financial statements of the Group for the year ended 31 December 2005, be prepared in accordance with International Financial Reporting Standards adopted for use in the EU.

The interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRS. Based on these IFRS rules, the directors have made assumptions about the accounting policies expected to be applied, which are as set out in the transition to IFRS section of this report, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

The IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for 2005 will be determined finally only when the annual financial statements are prepared.

The Report and Accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies and include an independent auditors' report which was unqualified and did not contain a statement under section 237(2) or (3) of the UK Companies Act 1985.

The IFRS interim statements include certain statements in full, e.g. consolidated income statement and consolidated balance sheet, which in future interim statements will be included in summary form.

2. Segment information

The directors consider that the Group has three business segments, UK Life & Pensions, International Life & Pensions and Asset Management.

The profit reported as arising on the Life & Pensions business in this section includes the return on the net pension liability and on corporate net assets.

i) Total Revenue
Half year ended 30 June 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Total £m
Gross earned premiums on insurance contracts and investment contract deposits written	1,385	271	110	1,766
Less: investment contract deposits written	(897)	(266)	(110)	(1,273)
Gross earned premiums on insurance contracts	488	5	-	493
Other Revenue	2,208*	288	149	2,645

Total Revenue	2,696	293	149	3,138

* Including £14m corporate revenue

Half year ended 30 June 2004

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Total £m
Gross earned premiums on insurance contracts and investment contract deposits written	1,269	189	54	1,512
Less: investment contract deposits written	(596)	(185)	(54)	(835)
Gross earned premiums on insurance contracts	673	4	-	677
Other Revenue	601*	28	59	688
Total Revenue	1,274	32	59	1,365

* Including £6m corporate revenue

Year ended 31 December 2004

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Total £m
Gross earned premiums on insurance contracts and investment contract deposits written	2,651	406	75	3,132
Less: investment contract deposits written	(1,355)	(397)	(75)	(1,827)
Gross earned premiums on insurance contracts	1,296	9	-	1,305
Other Revenue	3,007*	197	155	3,359
Total Revenue	4,303	206	155	4,664

* Including £18m corporate revenue

Asset Management revenue derived from external customers of £112m (half year ended 30 June 2004: £42m; year ended 31 December 2004: £77m) is included within 'fee and commission income and income from service activities' in the income statement.

Asset Management revenue derived from the Life & Pensions segment of £18m (half year ended 30 June 2004: £17m; year ended 31 December 2004: £34m) is eliminated on consolidation.

Other revenue includes commissions, interest, dividends, net unrealised gains on investments and gains and losses arising on sale of investments.

ii) Segment result

	Half year ended 30 June 2005	Half year ended 30 June 2004	Year ended 31 Dec 2004

	£m	£m	£m
Life & Pensions UK*	196	27	191
Life & Pensions International	3	7	29
Asset Management	(3)	-	(33)
Total profit before tax as per the income statement	196	34	187

* Includes corporate costs of £16m for the half year ended 30 June 2005 (half year ended 30 June 2004: £21m; year ended 31 December 2004: £30m)

3. Non-recurring items

	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Closure of Direct Sales operation	-	(2)	2
Life & Pensions integration costs	2	4	9
Provision for misselling/complaints	-	6	14
Gross up for shareholder tax	-	-	7
Life & Pensions non-recurring items	2	8	32
Asset Management integration costs	14	1	19
Asset Management Reinvestment Plan costs	13	-	4
Asset Management non-recurring items	27	1	23
Total non-recurring items	29	9	55

4. Dividend

The final dividend of £103m paid on 31 May 2005 was based on 2,057 million shares in issue at a rate of 5.00 pence per share.

The interim dividend for 2005 of £54m is based on 2,096 million shares in issue as at 30 June 2005 at a rate of 2.60 pence per share.

Previously, under MSS, dividends were accrued in the period they related to, regardless of when they were declared. Under IFRS, dividends declared after the balance sheet date are not recognised in the financial statements. The dividend declared on 12 September 2005 is therefore not recognised in these financial statements.

5. Earnings per share (EPS)

a. Basic and underlying earnings per share from continuing operations

Underlying earnings per share have been calculated based on underlying profit, after tax, and on the profit after tax attributable to equity holders of the parent, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	Half year ended 30 June 2005		Half year ended 30 June 2004		Year ended 31 Dec 2004	
	Earnings £m	EPS pence	Earnings £m	EPS pence	Earnings £m	EPS pence

Profit after tax attributable to equity holders of the parent	103	5.0	40	2.3	143	7.9
Short term fluctuations in investment return	(44)	(2.1)	38	2.2	(27)	(1.5)
Variation in value of equity option on convertible debt	9	0.4	10	0.6	10	0.6
Non-recurring items	29	1.4	9	0.5	55	3.0
Amortisation of acquired intangible assets	46	2.2	11	0.6	31	1.7
Minority interest on items excluded from underlying profit	(19)	(0.9)	(1)	(0.1)	(14)	(0.8)
Tax credit on items excluded from underlying profit	(9)	(0.4)	(8)	(0.4)	(11)	(0.6)
Underlying profit, after tax, attributable to equity holders of the parent	115	5.6	99	5.7	187	10.3
Weighted average number of shares for the period (millions)		2,065		1,723		1,808

b. Diluted earnings per share from continuing operations

	Half year ended 30 June 2005		Half year ended 30 June 2004		Year ended 31 Dec 2004	
	Earnings £m	EPS pence	Earnings £m	EPS pence	Earnings £m	EPS pence
Profit after tax attributable to equity holders of the parent	103	5.0	40	2.3	143	7.9
Dilutive effect of options	-	-	-	-	-	-
Diluted earnings per share	103	5.0	40	2.3	143	7.9

	Half year ended 30 June 2005 Weighted average number of shares millions	Half year ended 30 June 2004 Weighted average number of shares millions	Year ended 31 Dec 2004 Weighted average number of shares millions
Basic	2,065	1,723	1,808
Dilutive effect of options	14	11	11
Diluted	2,079	1,734	1,819

Options over 44,075,113 (2004: 45,436,588) shares are outstanding under the

group's option schemes as at 30 June 2005. Of these, 29,945,237 (2004: 34,008,756) options were not dilutive for the period shown because the market price of the company's share was below the option price or the performance criteria were not met. There were £273 million (2004: £269m) bonds in issue convertible to ordinary shares at any time on or after 27 December 2005 or earlier, if certain conditions are met. If all these bonds were converted at the earliest conversion date, 166,081,870 new shares would be issued.

c. Earnings per share from discontinued operations

Discontinued operations have no impact on profit after tax attributable to equity holders. Earnings per share from discontinued operations is therefore zero.

6. Longer-term investment return

The longer-term investment return is calculated in respect of equity and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements. The directors have determined the longer-term rates of investment return to be as follows:

Longer-term rates of investment return

	30 June 2005 %	30 June 2004 %	31 Dec 2004 %
Equities and properties	7.50	7.50	7.50
Government fixed interest	5.00	5.00	5.00
Other fixed interest	5.75	5.75	5.75

7. Staff pension schemes

a) Friends Provident pension scheme

The Group operates one principal defined benefit scheme, the Friends Provident Pension Scheme ("FPPS"), to which the majority of the Group's Life and Pensions employees belong. The scheme's assets are administered by F&C Asset Management plc, a subsidiary undertaking.

The employer paid contributions of £6m to the Scheme for the half year ended 30 June 2005, in accordance with the schedule of contributions for the period agreed between the employer and the Scheme trustees. Contributions to the Scheme recommenced in January 2004. The employees contributions are 1% of pensionable salary from January 2004, 2% from January 2005 increasing to 3% from January 2006 and will be reviewed thereafter (subject to a maximum of 5%). Employer contributions commenced at 13% of pensionable salaries from January 2004, 14% from January 2005 and rising to 15% from January 2006. Details of the latest valuation for the principal scheme are given below:

	FPPS
Date of last valuation	30 September 2004
Method of valuation	Projected Unit
Scheme Actuary	Towers Perrin
Market value of assets at last valuation date	£636m
Level of funding	91%

The actuarial valuation was updated to 30 June 2005 by the Scheme Actuary. The major assumptions used by the Actuary are best estimates chosen from a range of

possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice. The major assumptions are set out below:

	30 June 2005 %	30 June 2004 %	31 Dec 2004 %
Inflation assumption	2.70	2.70	2.90
Rate of increase in salaries*	3.30	3.20	3.50
Rate of increase in pensions in payment	2.70	2.70	2.75
Discount rate	5.10	5.75	5.50

* Plus allowance for salary scale increases.

b) Other pension schemes

F&C Group operates two core defined benefit pension schemes in the United Kingdom and several overseas multi-employer defined benefit schemes. Both of the core schemes are closed to new entrants with all new F&C employees eligible to benefit from defined contribution arrangements. Lombard does not operate a staff pension scheme.

c) Details of the principal scheme and Group IFRS pension liability

The fair value of the principal scheme's assets (FPPS), which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities which are derived from cash flow projections over long periods and are thus inherently uncertain, were:

	Expected rate of return			Value		
	30 June 2005 %	30 June 2004 %	31 Dec 2004 %	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Fixed interest bonds	5.10	5.50	5.25	101	87	95
Index-linked bonds	5.00	5.25	5.00	101	84	96
Equities	7.10	7.60	7.10	414	364	380
Derivatives	-	-	-	91	23	71
Cash	4.00	4.00	4.00	13	21	23
Market value of plan assets excluding non-transferable assets				720	579	665
Present value of scheme liabilities				(753)	(616)	(706)
Deficit in the FPPS scheme on an IFRS basis				(33)	(37)	(41)
Deficit in the F&C schemes on an IFRS basis				(25)	(8)	(18)
Group pension liability included in provisions				(58)	(45)	(59)

Under IAS 19, Employee benefits, the pension obligation is recognised in the Group's consolidated balance sheet and has been grossed up for deferred tax. The market value of the schemes assets exclude units held in the internal linked funds (classified as non-transferable assets). This presentation has no impact on shareholders' equity as the internal investment contract liability is also excluded. However non-transferable assets are taken into account in determining the pension liability in the actuarial valuation. A reconciliation of the Group pension liability included in provisions and the net pension liability as

determined by actuarial valuations is set out below.

	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Group pension liability included in provisions	(58)	(45)	(59)
Non-transferable assets	37	33	34
Deferred tax	7	3	7
Net pension liability	(14)	(9)	(18)
Analysed: FPPS	3	(3)	(5)
F&C	(17)	(6)	(13)
	(14)	(9)	(18)

8. Statement of changes in equity

Half year ended 30 June 2005	Share capital £m	Share premium £m	Reserves £m	Total £m
Balance as at 31 December 2004 and opening balance at 1 January 2005	199	1,799	421	2,419
Profit for the period	-	-	103	103
Net income recognised directly in equity	-	-	(10)	(10)
Share based payments	-	2	9	11
Dividend	-	-	(103)	(103)
Reclassify convertible debt as equity	-	-	51	51
Allotment on acquisition of Lombard	15	234	-	249
Balance at 30 June 2005	214	2,035	471	2,720

Half year ended 30 June 2004	Share capital £m	Share premium £m	Reserves £m	Total £m
Balance as at 31 December 2003 and opening balance at 1 January 2004	172	1,446	376	1,994
Profit for the period	-	-	40	40
Net income recognised directly in equity	-	-	(1)	(1)
Share based payments	-	1	1	2
Dividend	-	-	(84)	(84)
Balance at 30 June 2004	172	1,447	332	1,951

Year ended 31 December 2004	Share capital £m	Share premium £m	Reserves £m	Total £m
Balance as at 31 December 2003 and opening balance at 1 January 2004	172	1,446	376	1,994
Profit for the period	-	-	143	143

Net income recognised directly in equity	-	-	31	31
Share based payments	1	2	4	7
Dividend	-	-	(133)	(133)
Share placing	17	212	-	229
Movements in respect of unclaimed shares issued on demutualisation	-	15	-	15
Allotment on acquisition of F&C	9	124	-	133
Balance at 31 December 2004	199	1,799	421	2,419

9. Contingent Liabilities

Past Sales

The Group has made provision for the estimated cost of settling complaints in respect of past sales. Although the provisions are regularly reviewed, the final outcome could be different from the provisions established as these costs cannot be calculated with certainty and are influenced by external factors beyond the control of management. Such uncertainties include future regulatory actions, possible changes to the time barring rules, media attention and investment performance. The majority of the uncertainty relates to endowment mortgages although a number of other products are being reviewed as an ongoing process. It is expected that the majority of endowment cases requiring compensation will be settled in the next two years.

VAT

In a current UK VAT Tribunal appeal, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this appeal were successful at the higher UK or European courts, a number of group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. At present, the directors of F&C Asset Management plc are not able to judge the likelihood that the VAT Tribunal appeal will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore are not able to quantify the potential liability.

F&C acquisition

In December 2000, when Eureko B.V. acquired F&C Group (Holdings) Limited, approximately 73% of the ordinary issued shares of F&C Group Management Limited, a subsidiary company, were held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko B.V. was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that a third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could, as set out below, have a material adverse effect on the F&C Asset Management Group's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C Asset Management plc have been informed that Eureko B.V. has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a

specific indemnity (guaranteed by Eureko B.V.) to F&C Asset Management plc in respect of losses arising in relation to the lost share warrants to bearer in F& C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited) which is capped at approximately £432m.

10. Acquisition of subsidiary

On 11 January 2005 the Group acquired 100% of Lombard Group SA.

Since acquisition, the subsidiary has contributed revenues of £21m and profit before tax of £5m to the consolidated profit for the interim period.

Details of the estimated total purchase consideration, goodwill and net assets acquired are as follows:

	£m
Value of shares issued	249
Direct costs relating to acquisition	10
Further consideration	111
Total purchase consideration (provisional)	370
Provisional fair value of assets acquired	(242)
Goodwill	128

The goodwill of £128 million is attributable to the quality, experience and knowledge of Lombard management and staff which is expected to generate significant new business value in the foreseeable future. Such experience and knowledge manifests itself in existing business relationships (and the ability to maintain and further develop these), and processes that are not captured in separately identifiable intangible assets. The diversification of Lombard's business and the flexible business model and relative unique competitive position also adds significant value.

Further consideration represents future payments to be made which are variable on Lombard's performance ("earn-out payments"). Earn-out payments in respect of 2004 performance have already been settled in FP shares; further consideration is in respect of earn-out for 2005 and 2006 performance. The payments are dependent on Lombard achieving certain performance thresholds for both new business profits and underlying embedded value. Earn-out payments are payable in FP shares or cash, at FP's option. The payment in respect of 2004 was capped at €90m (£62m) and payment in respect of 2005 will be capped at €85m (£58m) with any excess combined with the final potential payment in respect of the 2006 year.

The table below illustrates the schedule of payments remaining under three scenarios each of which assumes an average compound growth (CAGR) of 25% in 2005 (from a 2003 base) followed by CAGR in 2006 of (a) 0%, (b) 15% and (c) 25%.

	(a)		(b)		(c)	
Further consideration	€m	£m	€m	£m	€m	£m
2005 earn-out payment	82	56	82	56	82	56
2006 earn-out payment	58	39	81	55	98	66
Total	140	95	163	111	180	122

For the purposes of calculating the consideration reflected in the financial statements it has been assumed that CAGR will be 15% in 2006.

The fair value of the shares issued was based on the published share price.

Balance Sheet impact

	Book value on acquisition £m	Provisional fair value adjustments £m	Provisional fair value on acquisition £m
Intangible assets	3	101	104
Present value of acquired value of in-force business	-	229	229
Property, plant & equipment	1	-	1
Investments	3,750	-	3,750
Deferred acquisition expenses	71	-	71
Deferred tax asset	8	-	8
Other receivables	8	-	8
Cash and cash equivalents	400	-	400
Investment contracts	(4,129)	-	(4,129)
Interest bearing loans and borrowings	(27)	-	(27)
Deferred front end fees	(52)	-	(52)
Deferred tax liabilities	-	(85)	(85)
Other payables	(31)	-	(31)
Provisions	(5)	-	(5)
Total	(3)	245	242
Net assets acquired			242

The following specific adjustments have been made to reflect the provisional fair value of assets acquired on acquisition:

• Intangible assets of £101m have been recognised on the balance sheet being split £93m and £8m between distribution relationships and brand respectively.

* Acquired value of in-force business of £229m has been recognised on the acquisition.

11. Discontinued operations

The Group had a controlling interest in ISIS Private Equity, which is a venture capital organisation. ISIS Private Equity controlled a number of underlying investee companies which were owned primarily through investments by the various life and pension funds. As a result, these underlying companies have been consolidated in the IFRS balance sheet. The Group disposed of its controlling interest on 30 June 2005. Consequently, consolidation of the Group's remaining interest is not required at 30 June 2005. The results of the trading activities up to the date of disposal are reported as discontinued operations in the Income Statement.

An analysis of the result of discontinued operations is as follows:

	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Revenue	165	140	325
Expenses	(151)	(134)	(281)
Results from trading operations	14	6	44
Profit on disposal of subsidiaries	22	-	-
Loss on discontinuation	(54)	-	-
Transfer to the fund for future appropriations	29	(6)	(18)
Profit before tax	11	-	26
Tax	(3)	(2)	(8)
Profit/(loss) for the year after tax from discontinued operations	8	(2)	18

Explanation of transition to IFRS

As stated in note A, these are the Group's first consolidated financial statements prepared in accordance with IFRS.

In preparing its opening IFRS balance sheet at 1 January 2004, the Group has restated amounts reported previously in financial statements prepared on an MSS basis.

The accounting policies, together with details of the basis of preparation and transitional arrangements on the first time adoption of IFRS are set out below. In addition, an explanation of how the transition from MSS to IFRS has affected the Group's financial position, financial performance and cash flows is set out in the following tables and notes.

The level of disclosure contained in the primary statements is designed to assist with the understanding of the transition to IFRS. Future statements will not contain this level of detail.

Accounting Policies

A. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and adopted for use in the European Union. These are the Group's first financial statements prepared under IFRS. Previous financial statements were prepared in accordance with the provisions of the UK Companies Act 1985, the Association of British Insurers (ABI) Statement of Recommended Practice (SORP) 2003 and generally accepted accounting principles in the United Kingdom (MSS).

In October 2004 the European Commission voted to partially adopt IAS 39, Financial Instruments: Recognition and Measurement. This "carve-out" version of IAS 39 removes the use of the fair value option for financial liabilities and relaxes the rules for hedge accounting. The Group has adopted the IASB's recently issued fair value amendments as these are expected to be endorsed by the EC in time for adoption into the Group's 2005 full year financial statements.

The Group has early adopted the amendment to IAS 19 Employee benefits published in December 2004 for the same reason.

In addition, the Group has applied the principles contained in FRS 27, Life Assurance as an improvement to its accounting policies as permitted by IFRS 4, Insurance Contracts. This requires liabilities to policyholders under contracts of insurance to be measured on a realistic basis in accordance with the Financial Services Authority's Realistic Balance Sheet Regulations (RBS).

The principal accounting policies adopted in preparing the 2005 interim financial statements and the restated 2004 balance sheets and income statement are set out below.

B. Transitional arrangements on first time adoption of IFRS

Companies are required to apply their IFRS accounting policies retrospectively to determine IFRS opening balance sheets and comparative figures. However, IFRS 1 First-Time Adoption of International Financial Reporting Standards provides a number of exemptions to this general principle. The Group has not taken advantage of the exemptions to retrospective application set out in IFRS 1 and has applied all relevant standards retrospectively with three exceptions:

- The Group has elected to apply IFRS 3 Business Combinations retrospectively to business combinations effected from 9 July 2001, the date of demutualisation, to the date of transition from MSS to IFRS.

- The Group has elected to apply the IFRS 1 exemption relating to foreign exchange translation differences as a result of which the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

- The Group has elected to apply IFRS 2 to share options that were granted after 7 November 2002 and had not vested at the date of transition to IFRS.

The Group has also elected not to apply the exemption from disclosure for comparative periods permitted within IFRS 4, Insurance Contracts, IFRS 5, Non-current Assets Held For Sale And Discontinued Operations, IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement.

Also, where estimates had previously been made under MSS, consistent estimates (after adjustments to reflect any difference in accounting policies) have been made for the same date on transition to IFRS (ie judgments affecting the Group's opening balance sheet have not been revisited for the benefit of hindsight).

C. Consolidation

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies so as to obtain economic benefits, generally accompanying a shareholding of more than one half of the voting rights.

The consolidated financial statements incorporate the assets, liabilities and results of the company and its subsidiaries. The results of subsidiaries acquired or sold during the period are included in the consolidated results from the date of acquisition or up to the date of disposal.

(ii) Associates and Joint Ventures (JV's)

Associates are all entities over which the Group has significant influence but not control, generally reflecting between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any impairment loss) identified on acquisition.

Joint Ventures are those entities, where the terms of the contractual agreement ensure that the parties involved jointly manage the control of the entity; notwithstanding that the Group's share of the underlying assets & liabilities may be more than 50%. The Group recognises its interests in joint ventures using the equity method.

D. Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subjects to risks and returns that are different to those of segments operating in other economic environments.

The directors consider that the Group has three primary reportable business segments, reflecting the management structure. These are:

- UK Life & Pensions

- International Life & Pensions

- Asset Management

E. Foreign currencies

The assets and liabilities of foreign operations are translated to sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to sterling at foreign exchange rates approximating the rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation to presentational currency are classified as equity and transferred to the Group's foreign currency translation

reserve (FCTR) within retained earnings and reported in the statement of recognised income and expenses (SORIE). These exchange differences are recognised in the income statement in the period in which the operation is disposed of.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the balance sheet date, and any exchange differences arising are taken to the income statement.

Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. As a result, no exchange differences arise. Non-monetary assets and liabilities stated at fair value in a foreign currency are translated at the rate at the balance sheet date. Where fair value movements in assets and liabilities are reflected in the income statement, the corresponding exchange movements are also recognised in the income statement. Where fair value movements in assets and liabilities are reflected directly in equity, the corresponding exchange movements are also recognised directly in equity.

Goodwill and intangibles attributable to the acquisition of foreign operations are translated at the rate at the balance sheet date and the resulting exchange movements are also taken to the FCTR within reserves.

F. Property, plant and equipment

Properties occupied by the Group, are stated initially at cost and subsequently at their revalued amounts, being the fair value on the basis of their existing use at the date of revaluation. Valuations are performed annually by independent valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of property being valued. Fair value is the amount for which a property could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Revaluations of properties are credited to the revaluation surplus in shareholders' equity. Decreases that offset previous increases of the same asset are charged against the revaluation surplus directly to equity; all other decreases are charged to the income statement.

Plant and equipment is stated at cost less accumulated depreciation and any recognised impairment losses.

Depreciation is charged so as to write off the cost or valuation of assets, using the straight-line method, over their estimated useful lives, as follows:

Motor vehicles	3 to 4 years
Computer hardware and related software	1 to 4 years
Fixtures, fittings and office equipment	3 to 10 years
Leased assets	Over the term of the lease

G. Investment properties

Investment property comprises land and/or buildings that is not occupied by the companies in the Group and is held to earn rentals, capital appreciation, or both.

The group has adopted the Fair Value model permitted by IAS 40, Investment Property. Accordingly, investment property is included in the balance sheet at its fair value, which is supported by market evidence, based on annual valuations by independent valuers who hold a recognised and relevant professional qualification and have recent experience in the location and

category of investment property being valued. Fair value is the amount for which a property could be exchanged between knowledgeable and willing parties in an arm's length transaction. Movements in the fair value of investment properties are taken to the Income Statement in the period in which they arise.

H. Intangible assets

(i) Goodwill

Goodwill arising on business combinations, effected post-demutualisation, is the future economic benefits arising from assets that are not capable of being individually identified and separately recognised. It is determined by comparing the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Where the initial amount of goodwill can only be determined on a provisional basis at the end of the financial reporting period, adjustments are made to the amount of goodwill up to 12 months from the date of acquisition. Other adjustments to the amount of goodwill are made for amounts that are contingent on future events and on the realisation of potential benefits of the acquiree's tax loss carry forwards and other deferred tax assets that did not satisfy the criteria for separate recognition on acquisition.

Goodwill is initially recognised as an asset and held at cost less any impairment subsequently incurred. Any minority interest in goodwill is deducted from the carrying value of the minority interest.

Goodwill arising on the Group's investment in associates and joint ventures is included within the carrying value of these investments.

Where the cost of acquisition is less than the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree, the excess is credited immediately to the Income Statement.

The carrying value of goodwill is tested for impairment annually or more frequently if circumstances indicate that the goodwill might be impaired. Where goodwill has become impaired, a charge is made to the Income Statement.

When a business or operation is disposed of, the carrying value of the goodwill attributed to that business or operation is included in the calculation of the gain or loss arising on disposal.

(ii) Investment management contracts

Investment management contracts acquired on business combinations are amortised on a straight line basis over their expected useful economic lives of between 10 and 20 years.

(iii) Present value of acquired in-force business ("PVIF")

On acquisition of a portfolio of long-term insurance or investment contracts, either directly or through the acquisition of a subsidiary undertaking, the net present value of the Group's interest in the expected pre-tax cash flows of the in-force business is capitalised in the balance sheet as an asset. That part of the Group's interest, which will be recognised as profit over the lifetime of the in-force policies, is amortised and the discount unwound systematically over the anticipated lives of the related contracts.

(iv) Other intangible assets

Other intangibles assets are amortised over their anticipated useful lives using the straight-line method as follows:

Distribution lists:	10-15 years
Brands:	10 years

Software:	3 years
Internally generated research and development expenditure:	3 years
Licenses:	3-5 years

All intangible assets with a finite useful life, i.e. all except goodwill which has an indefinite useful life, are reviewed annually to identify whether there are any circumstances that might indicate an impairment has occurred. If such circumstances exist the carrying value of the asset is assessed and any resulting impairment is charged to the Income Statement.

Intangible assets are reported gross of deferred tax where applicable.

I. Investments

Investments in financial assets

(i) Classification

The Group classifies its investments into the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the investments were acquired.

(ii) Measurement

Loans are measured on initial recognition at the fair value of the consideration given plus incremental costs that are incurred on the acquisition of the investment. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest rate method.

Financial assets classified as at fair value through profit and loss are measured on initial recognition at the fair value of the consideration given, excluding any transaction costs directly attributable to their acquisition. Subsequent to initial recognition, all such financial assets are measured at fair value. Any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at cost, less impairment losses, if any. Movements in fair value are taken to the Income Statement in the period in which they arise.

(iii) Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for future estimated selling costs. Financial assets are measured at current bid prices, while financial liabilities are valued at current offer prices.

The fair value of the group's interest in a portfolio of financial instruments is the product of the number of units of the instrument and its quoted market price.

If a quoted market price is not available on a recognised stock exchange, from the manager of a portfolio of financial instruments, or from a broker/dealer for non-exchange traded financial instruments, the fair value of the instrument is estimated using a valuation technique such as recent arms length transactions, reference to similar listed investments or discounted cash flow models. Investments where fair value cannot be measured reliably are measured at cost less impairment.

J. Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its

recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cashflows (cash-generating units).

K. Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts.

L. Treasury shares

Where any Group company has a holding in its equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax), is deducted from equity attributable to the Company's equity holders. Where such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in equity attributable to the Company's equity holders, net of any directly attributable incremental transaction costs and the related tax effects.

M. Insurance contracts

(i) Definition

Contracts under which the group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder, are classified as insurance contracts.

(ii) Measurement of liabilities

Under IFRS, insurance and investment contracts with a discretionary participating feature (DPF) element are measured using accounting policies consistent with those previously adopted under MSS, as amended following adoption of the principles contained in FRS27.

The insurance contract liabilities are determined separately for each life operation following an annual investigation of the long-term funds. The liabilities are initially calculated in accordance with the relevant FSA rules contained in the Integrated Prudential Sourcebook for Insurers for UK operations. For overseas operations, insurance contract liabilities are calculated on recognised actuarial principles, based on local regulatory requirements. The valuations are subject to adjustments to reflect relevant accounting requirements as set out below. The annual investigation is carried out as at 31 December.

For the conventional with profits business in FPLP, the liabilities to policyholders are determined in accordance with the RBS regulations and in accordance with the principles contained in FRS 27. These liabilities include both declared and constructive obligations for future bonuses not yet declared (excluding the shareholders' share of future bonuses) and an assessment of options and guarantees on a market consistent basis. The RBS basis of valuation includes eliminating deferred acquisition costs, but allows for future profits of non-profit business written in the with profits fund to be recognised.

The calculation of the liabilities to policyholders in respect of conventional with profit business in FPLA and the majority of non-profit business (including investment contracts with a DPF element), is on a net premium basis and in accordance with MSS. These liabilities include an implicit provision for future reversionary bonuses, but not terminal bonuses, by means of a reduction in the valuation interest rate and an assessment of options and guarantees on a deterministic basis.

The calculation of liabilities to policyholders in respect of income protection business is on a gross premium basis and in accordance with MSS. These liabilities include explicit allowance for future expenses, but exclude explicit allowance for future bonuses. At the year end, most non-profit liabilities will be on a gross premium basis.

The provision for insurance contract liabilities can never be definitive as to the overall level of liabilities or their timing and is subject to regular reassessment.

(iii) Fund for future appropriations

The fund for future appropriations (FFA) represents the amounts relating to with profit business that has not yet been allocated to policyholders or shareholders. When allocations are determined, appropriate transfers are made out of this fund.

(iv) Liability adequacy test

The company carries out a liability adequacy test on its insurance liabilities less related deferred acquisition costs and other related intangible assets, annually, to ensure that the carrying amount of its liabilities is sufficient in the light of estimated future cash flows. Where a shortfall is identified, an additional provision is made.

(v) Benefits payable

Claims and surrenders
All claims and surrenders due or notified by the balance sheet date are charged to the Income Statement. Claims payable include claims handling costs. Reassurance recoveries are accounted for in the same period as the related claim.

Bonuses
Bonuses charged to the Income Statement in any given year comprise reversionary bonuses declared in respect of that year, which are provided within the calculation of the insurance contract liabilities and terminal bonuses paid, which are included within claims paid.

(vi) Reinsurance contracts

Direct insurance business written is ceded to reinsurers under contracts to transfer risk. The net amounts paid to a reinsurer at the inception of a contract may be less than the amounts recognised as recoverable under such contracts. All such differences are recognised in the Income Statement in the period in which the reinsurance premium becomes due.

Contracts that do not give rise to a significant transfer of insurance risk to the reinsurer are considered financial reinsurance and accounted for and disclosed in a manner consistent with their commercial substance. This in particular, neither gives rise to a net credit in the Income Statement upon their inception nor the creation of an asset greater than the corresponding liability to the reinsurer. Where a contract can be separated into distinct and separate elements, these elements are accounted for separately.

If there is objective evidence that the amounts recoverable under the terms of a reinsurance contract will not be recovered from the reinsurer, the amount recognised as recoverable under reinsurance ceded is reduced accordingly and the impairment loss is recognised immediately in the Income Statement.

N. Investment contracts

Contracts under which the transfer of insurance risk to the Group from the policyholder is not significant, are classified as investment contracts.

Contracts currently classified as investment contracts are either unit-linked or unitised with-profit contracts.

(i) Unit-linked contracts

A unit-linked investment contract involves both the transfer of a financial instrument and the provision of investment management services. The financial instrument component is classified as a financial liability at fair value through the profit and loss.

Provision is made for renewal commissions at the inception of an investment contract as intermediaries are not required to perform any service once the policy is incepted.

(ii) Contracts with discretionary participation features

A contract with a discretionary participation feature is a contractual right held by a policyholder to receive as a supplement to guaranteed minimum payments, additional payments:

(a) that are likely to be a significant portion of the total contractual payments,
(b) whose amount or timing is contractually at the discretion of the issuer and that are
contractually based on:
    (i) the performance of a specified pool of contracts, or a specified type of contract,
    (ii) realised and/or unrealised investment returns on a specified pool of assets held by
    the issuer; or
    (iii) the profit or loss of the company that issues the contracts

Balances representing eligible surplus that has not yet been allocated to shareholders, or policyholders with discretionary participation feature contracts have been retained as a policyholder liability.

Contracts with discretionary participation features are valued using the MSS basis that is used for insurance contracts.

O. Deferred acquisition costs

For insurance contracts and investment contracts with a discretionary participation feature, acquisition costs comprise all direct and indirect costs arising from the writing of the contracts. Deferred acquisition costs comprise the incremental costs of acquiring new contracts, i.e. commissions payable, which are incurred during a financial period and are deferred to the extent that they are recoverable out of future fee income. The rate of amortisation of deferred acquisition costs on such contracts is proportional to the future margins emerging in respect of the related policies, over the lifetime of the policies.

For investment contracts with no discretionary participation feature and Asset Management service contracts, deferred acquisition costs comprise all incremental costs that are directly related to the acquisition of the contract, which are incurred during a financial period and are deferred to the extent that they are recoverable out of future revenue margins. Deferred acquisition costs are amortised uniformly over the lifetime of the policy.

P. Deferred Income Provision

Investment contracts with no discretionary participation feature and Asset Management service contracts.

Deferred income provisions are held equal to the difference between the fair

value of a contribution received and the value of the units allocated to the policyholder. Deferred income provisions are also held in respect of fees taken, where that fee is only taken at the start of a contract or over an initial period early in the policy or service contract term. These are amortised uniformly over the lifetime of the policy.

Q. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred and subsequently stated at amortised cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the Income Statement over the period of the borrowings, using the effective interest method.

Borrowing costs are recognised as an expense in the period in which they are incurred.

Preference shares, which must be redeemed on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in the Income Statement as interest expense.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders' equity, net of tax effects.

R. Provisions

Where, as a result of the Group's past activities, a legal or constructive obligation arises and it is possible to make a reliable estimate of the amount of the obligation, a provision is established for the estimated amount and charged to the Income Statement. No provision is established where a reliable estimate of the obligation cannot be made.

S. Deferred Tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. This is accounted for using the balance sheet liability method and includes tax on revaluation gains and losses on investments recognised in the Income Statement.

Deferred taxation is recognised in the Income Statement for the period, except to the extent that it is attributable to a gain or loss that is recognised directly in the statement of recognised income and expense. In this case the attributable deferred taxation is shown separately in the statement of recognised income and expense. Deferred taxation is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when they relate to taxes levied

by the same taxation authority and Company or Group intends to settle its current tax assets and liabilities on a net basis.

T. Employee benefits

(i) Pension obligations

Defined benefits scheme
Pension schemes are in operation for employees of certain subsidiary undertakings. The principal schemes, to which the majority of employees belong, are of the funded defined benefit type with assets managed by F&C Asset Management plc, a subsidiary undertaking. The schemes provide benefits based on final pensionable salary. The assets of the schemes are held in separate trustee administered funds. The pension costs relating to the principal schemes are assessed annually by an independent, qualified actuary.

The pension liability recognised in the balance sheet is the present obligation of the employer, being the present value of the schemes liabilities less the value of the plan assets in the scheme.

The pension costs for the schemes are analysed into:

(a) Current service cost
Current service cost is the actuarially calculated present value of the benefits earned by the active employees in each period.

(b) Past service cost
Past service costs, relating to employee service in prior periods arising in the current period as a result of the introduction of, or improvement to, retirement benefits, are recognised in the income statement on a straight-line basis over the period in which the increase in benefits vest.

(c) Settlements or curtailments
Settlements or curtailments are recognised in the Income Statement to the extent that they are not allowed for in the actuarial assumptions. Losses on settlements or curtailments are measured at the date on which the employer becomes demonstrably committed to the transaction. Gains on settlements or curtailments are measured at the date on which all parties, whose consent is required, are irrevocably committed.

(d) Net expected return on pension asset
Net expected return on the pension asset comprises the expected return on the pension scheme assets less interest on scheme liabilities.

The actuarial gains and losses which arise from any new valuation and from updating the latest actuarial valuation to reflect conditions at the balance sheet date are taken to the SORIE for the period. The attributable deferred taxation is shown separately in the SORIE.

The costs of defined contribution schemes are charged to the Income Statement in the period in which they are payable.

Multi-employer defined benefit schemes
The group participates in several multi-employer defined benefit schemes in Europe. These schemes are defined benefit schemes but the employers are unable to identify their share of the underlying assets and liabilities. The employers account for the contributions to the scheme in the same manner as the defined contribution schemes.

Defined Contribution Schemes
Contributions made to this scheme are charged to the Income Statement as they become payable in accordance with the rules of the scheme.

Other long-term employee benefits
Other long-term employee benefits are recognised as the discounted present value of the defined benefit obligation at the balance sheet date.

Termination benefits
Termination benefits are recognised as a liability and an expense when the Group terminates the employment of an employee before the normal retirement date.

(ii) Share based payment schemes:

The Company and certain subsidiary undertakings offer share based payment schemes to employees of the Group, depending on eligibility. The fair value of these equity-settled share based payments is measured at the grant date and expensed on a straight-line basis over the vesting period in the income statement.

At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the Income Statement, with a corresponding adjustment to equity over the remaining vesting period.

For cash settled schemes, the fair value of the share based payment is measured at the grant date and expensed over the vesting period in the income statement with a corresponding credit to liabilities. The estimated fair value of cash settled awards are re-measured at each reporting date until the payments are ultimately settled.

U. Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(i) The Group as lessee

Assets held under finance leases are recognised as assets of the group at their fair value at the date of acquisition or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Rentals payable under operating leases are charged to expenses in the Income Statement in the period to which they relate.

(ii) The Group as lessor

Rental income from operating leases is recognised on a straight-line basis over the lease term.

V. Revenue recognition

(i) Premiums

Premium income in respect of single premium business and pensions business not subject to contractual regular premiums, is accounted for when the premium is due for payment. For all other classes of business, premium income is accounted for in the year in which it falls due. Reinsurance premiums are accounted for when due for payment.

(ii) Fee and commission income and income from service activities

These comprise fees and charges from unit-linked investment contracts issued by the life and pensions business, fees earned by the Asset Management business from the sale and management of retail investment products and from managing investments in the institutional market.

Fees and charges in respect of unit-linked investment contracts and the sale and management of retail investment products are recognised as the investment management services are provided. Recurring fees (including front-end fees received on regular contribution contracts) are recognised as earned on an accruals basis. Other fees received at the inception of a contract are deferred and are recognised as the recurring fees are earned.

(iii) Income from investment assets

All income received from investments is recognised in the Income Statement and includes dividends, interest, rental income, gains and losses arising from a change in fair value of investment properties, investments in associates accounted for using the equity method, and financial assets designated on initial recognition, as at fair value through profit and loss.

Dividend income from listed and unlisted securities is recognised as revenue when the right to receive payment is established. For listed securities this is the date the security is listed as ex-dividend. For unlisted securities including shares held in group companies, this is the due date of payment.

All purchases and sales of investment assets designated at initial recognition as at fair value through profit and loss are recognised/derecognised at trade date, which is the date that the Group commits to purchase or sell the asset.

W. Taxation

The tax expense represents the sum of the current year tax expense and the movement in deferred tax.

Taxation is based on profits and income for the period as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior periods, except where it relates to an item which is recognised in equity.

Tax payable is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

X. Dividends payable

Dividends payable are recognised as a liability on the date of declaration by either the directors or, if subject to their approval, by the shareholders.

Consolidated balance sheet
At 31 December 2004

	MSS as reported £m	Adjustments £m	IFRS £m
Assets			
Intangible Assets:			
Goodwill	751	(165)	586
Present value of acquired in-force business	145	32	177
Investment management contracts	-	590	590
Other	6	29	35

	902	486	1,388
Property, plant and equipment	25	143	168
Investments:			
Investment property	1,146	381	1,527
Investments in associates	1	4	5
Other investments	19,940	11,172	31,112
	21,087	11,557	32,644
Deferred acquisition expenses	1,080	(337)	743
Amount recoverable under reinsurance ceded	112	-	112
Assets held to cover linked liabilities	13,024	(13,024)	-
Debtors and other assets:			
Income tax receivable	49	-	49
Other receivables	188	67	255
Other assets	251	42	293
Cash and cash equivalents	278	1,971	2,249
	766	2,080	2,846
Total assets	36,996	905	37,901

Liabilities

Insurance contracts	31,638	(17,408)	14,230
Investment contracts	-	17,880	17,880
Fund for future appropriations	935	(774)	161
Interest bearing loans and borrowings	1,192	25	1,217
Accruals and deferred income:			
Deferred front end fees	-	112	112
Deferred tax liabilities	-	194	194
Other payables:			
Income tax payable	130	26	156
Other payables	471	220	691
Provisions	169	16	185
Net assets value attributable to unit holders	-	576	576
Total liabilities	34,535	867	35,402
Equity			
Share capital	199	-	199
Share premium	1,799	-	1,799
Reserves	446	(25)	421
Equity attributable to equity holders of the parent	2,444	(25)	2,419
Minority interest	17	63	80
Total equity and liabilities	36,996	905	37,901

Analysis of adjustments to the IFRS balance sheet at 31 December 2004

Consolidation

	Investment valuation	of additional Entities	Business Combinations	Revenue Deferral	Dividend Recognition
	£m	£m	£m	£m	£m
Assets					
Goodwill	-	68	(233)	-	-
Present value of acquired in-force business	-	-	32	-	-
Investment management contracts	-	-	590	-	-
Other intangibles	-	-	7	-	-
Property, plant and equipment	-	90	-	-	-
Investment property	-	-	-	-	-
Investments in associates	-	-	-	-	-
Other investments	(77)	464	-	-	-
Deferred acquisition expenses	-	-	-	40	-
Amount recoverable under reinsurance ceded	-	-	-	-	-
Assets held to cover linked liabilities	-	-	-	-	-
Income tax receivable	-	-	-	-	-
Other receivables	-	61	-	-	-
Other assets	-	18	-	-	-
Cash and cash equivalents	-	126	-	-	-
Total assets	(77)	827	396	40	-
Liabilities					
Insurance contracts	(2)	-	-	-	-
Investment contracts	(42)	-	-	-	-
Fund for future appropriations	(21)	40	-	(96)	-
Interest bearing loans and borrowings	-	-	-	-	-
Deferred front end fees	-	-	-	110	-
Deferred tax liabilities	-	-	201	-	-
Income tax payable	-	-	-	-	-

Other payables	-	270	-		(103
Provisions	-	3	-	-	-
Net asset value attributable to unit holders	-	576	-	-	-
Total Liabilities	(65)	889	201	14	(103
Equity					
Share capital	-	-	-	-	-
Share premium	-	-	-	-	-
Reserves	(12)	-	66	26	103
Equity attributable to equity holders of the parent	(12)	-	66	26	103
Minority interest	-	(62)	129	-	-
Total equity and liabilities	(77)	827	396	40	-

Opening consolidated balance sheet

At 1 January 2004

	MSS as reported £m	Adjustments £m	IFRS £m
Assets			
Intangible assets:			
Goodwill	406	(58)	348
Present value of acquired in-force business	154	34	188
Investment management contracts	-	90	90
Other	10	28	38
	570	94	664
Property, plant and equipment	24	113	137
Investments:			
Investment property	1,243	185	1,428
Investments in associates	1	-	1
Other investments	19,161	10,398	29,559
	20,405	10,583	30,988
Deferred acquisition expenses	973	(377)	596

Amount recoverable under reinsurance ceded	103	-	103
Assets held to cover linked liabilities	11,094	(11,094)	-
Debtors and other assets:			
Deferred tax assets	-	12	12
Income tax receivable	-	-	-
Other receivable	171	79	250
Other assets	216	36	252
Cash and cash equivalents	156	921	1,077
	543	1,048	1,591
Total assets	33,712	367	34,079
Liabilities			
Insurance contracts	29,825	(16,133)	13,692
Investment contracts	-	16,213	16,213
Fund for future appropriations	535	(486)	49
Interest bearing loans and borrowings	858	10	868
Accrual and deferred income:			
Deferred front end fees	-	119	119
Deferred tax liabilities	-	48	48
Other payables:			
Incomes tax payable	25	22	47
Other payables	344	123	467
Provisions	116	23	139
Net asset value attributable to unit olders	-	511	511
Total liabilities	31,703	450	32,153
Equity			
Share capital	172	-	172
Share premium	1,446	-	1,446
Reserves	347	28	375
Equity attributable to equity holders of the parent	1,965	28	1,993
Minority interest	44	(111)	(67)
Total equity and liabilities	33,712	367	34,079

Analysis of adjustments to the balance sheet at 1 January 2004

	Investment valuation	Consolidation of additional Entities	Business Combinations	Revenue deferral	Dividend recognition
	£m	£m	£m	£m	£m
Assets					
Goodwill	-	20	(78)	-	-
Present value of acquired in force business	-	-	34	-	-
Investment management contracts	-	-	90	-	-
Other					

intangibles	-		7		-
Property, plant and equipment	-	66	-	-	-
Investment property	-	-	-	-	-
Investments in associates	-	-	-	-	-
Other investments	(64)	437	-	-	
Deferred acquisition expenses	-	-	-	81	-
Amount recoverable under reinsurance ceded	-	-	-	-	-
Assets held to cover linked liabilities	-	-	-	-	-
Deferred tax assets	-	-	-	-	-
Income tax receivable	-	-	-	-	-
Other receivables	-	55	-	-	-
Other assets	-	14	1	-	-
Cash and cash equivalents	-	78	-	-	-
Total assets	(64)	670	54	81	-
Liabilities					
Insurance contracts	(2)	-	-	-	-
Investment contracts	(27)	-	-	-	-
Fund for future appropriations	(22)	23	-	(95)	-
Interest-bearing loans and borrowings	-	-	-	-	-
Deferred front end fees	-	-	-	119	-
Deferred tax liabilities	-	-	53	-	-
Income tax payable	-	-	-	-	-
Other payables	-	169	-		(84
Provisions	-	-	-	-	-
Net asset value attributable to unit holders	-	511	-	-	-
Total Liabilities	(51)	703	53	24	(84
Equity					
Share capital	-	-	-		
Share premium	-	-	-		
Reserves	(13)	-	79	57	84

Equity attributable to equity holders of the parent	(13)	-	79	57	84
Minority interest	-	(33)	(78)	-	-
Total equity and liabilities	(64)	670	54	81	-

Reconciliation of income statement at 31 December 2004

	Notes	Revenue	Benefit losses and expenses	Profit after tax
		£m	£m	£m
Under MSS as published		4,588	4,329	177
Investment valuation	(i)	(13)	(13)	2
Consolidation of additional entities	(ii)	71	71	18
Business combinations	(iii)	-	(13)	19
Revenue deferral	(iv)	11	43	(32)
Dividend recognition	(v)	-	-	-
Investment contracts	(vi)	-	38	(38)
Convertible bonds	(vii)	(10)	5	(15)
Other adjustments	(ix)	17	17	28
Under IFRS		4,664	4,477	159

Reconciliation of equity at 30 June 2004

	Notes	£m
Under MSS as published		1,991
Investment valuation	(i)	(13)
Consolidation of additional entities	(ii)	-
Business combinations	(iii)	89
Revenue deferral	(iv)	39
Dividend recognition	(v)	48
Investment contracts	(vi)	(203)
Convertible bonds	(vii)	(23)
Other adjustments	(ix)	23
Under IFRS		1,951

Reconciliation of income statement at 30 June 2004

	Notes	Revenue £m	Benefit losses and expenses £m	Profit after tax £m
Under MSS as published		1,323	1,298	73
Investment valuation	(i)	4	4	-
Consolidation of additional entities	(ii)	35	35	-
Business combinations	(iii)	-	(9)	11
Revenue deferral	(iv)	6	24	(18)
Dividend recognition	(v)	-	-	-
Investment contracts	(vi)	-	8	(8)
Convertible bonds	(vii)	(10)	3	(13)
Other adjustments	(ix)	7	(32)	(5)
Under IFRS		1,365	1,331	40

Notes to the analysis of adjustments to the financial statements at 31 December 2004 as a result of the transition to IFRS.

The MSS balance sheet has been presented in a format consistent with IFRS. No changes have been made to the previously reported MSS numbers.

i) Investment valuation

Under IAS 39, 'Financial Instruments Recognition and Measurement' all of the Group's investments are valued at fair value. The standard requires fair values for listed investments to be calculated on a bid basis rather than the mid basis used for some of the Group's assets under MSS. This change in the valuation is largely offset by a corresponding change to the insurance and investment liabilities and the fund for future appropriation.

ii) Consolidation of additional entities

IFRS requires the consolidation of special purpose vehicles such as open-ended investment companies, limited partnerships and private equity companies that are not consolidated under MSS. The requirement for consolidation of such entities arises from a broader definition of when an entity is considered to be under the control of an investor.

iii) Business Combinations

The Business Combinations adjustment is made up of the following adjustments:

Reversal of amortisation of goodwill:
In accordance with IAS 38, Impairment of Assets, goodwill is no longer amortised, but is, instead subject to an annual impairment review.

Recognition of intangible assets:

Intangible assets such as the distribution list and acquired PVIF have been recognised on acquisitions under IFRS with a corresponding reduction in goodwill

previously recognised under MSS.

iv) Revenue deferral

Revenue deferral adjustment is a result of:

Deferred Acquisition Costs (DAC) adjustment:
The DAC asset has been reduced on investment contracts, as only incremental acquisition costs (ie commissions) can be deferred under IFRS. Under MSS, non-incremental acquisition costs (eg salaries) could be deferred (IFRS allows this for insurance contracts, which continue to be measured under MSS). This asset reduction reduces the amortisation charge from DAC on in-force business, however this is offset by a greater reduction in revenue from the write down of DAC on new business.

Front end fees adjustment:
The Group now sells relatively few products with front end fees. The positive impact on the income statement reflects a reversal of prior year's deferral which exceeds the negative effect of new business.

v) Dividend recognition

In accordance with IAS 10, Events after the Balance Sheet Date, proposed dividends declared after the balance sheet date are no longer treated as a liability.

vi) Investment contracts

The adjustment is largely the result of the reduction under MSS of actuarial liabilities in respect of capital units - effectively capitalising future annual management charges. IFRS does not allow this treatment. In addition, sterling reserves are eliminated as the cashflows used in the sterling reserves calculation are used under IFRS within the IFRS DAC recoverability test. Overall, sterling reserves are positive (ie increase the liability). Therefore the elimination of sterling reserves reduces the liability, offsetting the increase from the capital units adjustment.

vii) Convertible bonds

Under IFRS, the convertible bond is separated into a liability, measured at amortised cost and an embedded derivative, being the option to convert to equity. An additional liability arises from the embedded derivative, due to the option of the issuer to settle in cash. As an embedded derivative the liability must be separately included at fair value. A deed poll election, effective May 2005, enabled the option to be classed as equity thereby eliminating the need to fair value thereafter.

viii) FRS 27

FP has adopted the principles contained in FRS 27 as an improvement to its current accounting policies, as permitted under IFRS 4. This has resulted in the FPLP With-Profits Fund being stated in the balance sheet on a realistic basis for the interim 30 June 2005 and the comparatives as at 31 December 2004, 30 June 2004 and 1 January 2004. These adjustments have no impact on net shareholders funds or profit before tax.

ix) Other adjustments

Non-transferrable pension assets:
When calculating the net pension surplus/deficit plan assets exclude non-transferable financial instruments issued by the entity and held by the fund; non-transferable financial instruments include units in linked funds issued by the reporting entity. The adjustment is purely presentational and does

not impact shareholders' funds. However, the variance between actual and expected return on non-transferrable assets flows is recognised in the Income Statement rather than in reserves.

Deferred tax liabilities:
Movement in deferred tax arising, being the deferred tax impact of IFRS adjustments, other than the deferred tax adjustment related to intangibles which has been included in the business combinations adjustment.

Recognition of internally generated intangible assets:
In accordance with IAS 38, certain development expenditure written off immediately under MSS, must be capitalised. The deferral of current year's development costs are offset by the amortisation of previous years capitalised expenses.

Present value of acquired in-force business:
Under IAS12, PVIF is grossed up for taxation and a corresponding deferred tax liability is created.

Appendix - Analysis of Life & Pensions new business

Gross new premiums written by type

	Regular premiums			Single premiums		
UK operations	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Ye end 31 D 20
Life						
Protection	34	35	74	-	-	
Investment	1	1	2	295	268	5
	35	36	76	295	268	5
Pensions						
Individual Pensions	6	6	12	59	46	
DWP Rebates	-	-	-	7	12	1
Group Pensions	90	73	137	201	136	2
Annuities	-	-	-	141	153	2
	96	79	149	408	347	7
UK Life and Pensions	131	115	225	703	615	1,3
International Operations						
Lombard	-	-	-	350	-	
Friends Provident International	27	24	49	185	117	2
International Life & Pensions	27	24	49	535	117	2
Total Life & Pensions	158	139	274	1,238	732	1,6

Annualised Premium Equivalent (APE) by type

UK Operations	Half year ended 30 June 2005 £m	Half year ended 30 June 2004 £m	Year ended 31 Dec 2004 £m
Life			
Protection	34	35	74
Investment	31	28	59
	65	63	133
Pensions			
Individual Pensions	12	10	21
DWP Rebates	1	1	14
Group Pensions	110	87	164
Annuities	14	15	28
	137	113	227
UK Life and Pensions	202	176	360
International Operations			
Lombard	35	-	-
Friends Provident International	45	36	74
International Life & Pensions	80	36	74
Total Life & Pensions	282	212	434

Annualised Premium Equivalent (APE) represents annualised new regular premiums plus 10% of single premiums.

In classifying new business premiums the following basis of recognition is adopted:

* Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
* Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level of premiums is defined, or where a regular pattern in the receipt of premiums has been established;
* Non-contractual increments under existing group pensions schemes are classified as new business premiums;
* Transfers between products where open market options are available are included as new business; and
* Regular new business premiums are included on an annualised basis.

END

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	12:04 15-Sep-05
Number	PRNUK-1509

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

AXA S.A. and its group companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Subsidiary companies of the shareholder named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of ordinary shares of 10p each held by each of them

Registered Holder

Non Beneficial

Chase Nominees Ltd a/c 17336	172,000
Chase Nominees Ltd a/c 17260	310,987
Not known	1,418,280
Not known	396,465
Not known	259,543,154
Not known	42,561,125
Not known	926,934
Chase Nominees Ltd a/c 21652	24,000
Not known	30,000
HSBC Global Nominee (UK) Limited a/c 845042	150,000

Beneficial

HSBC Global Nominee (UK) Limited a/c 867530	720,000
HSBC Global Nominee (UK) Limited a/c 867116	1,250,000

HSBC Global Nominee (UK) Limited a/c 867220	100,000
HSBC Global Nominee (UK) Limited a/c 867268	1,250,000
Smith and Williamson Nominees Ltd a/c S66	111,750
BNY (OCS) Nominees Limited	73,291
Sun Life International (IOM) Ltd a/c SLI11	2,000
Not known	6,917,000

5) Number of shares/amount of stock acquired

21,534,723 shares

6) Percentage of issued class

1.03%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

13 September 2005

11) Date company informed

14 September 2005

12) Total holding following this notification

315,956,986 shares

13) Total percentage holding of issued class following this notification

15.07%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Gordon Ellis - 01306 654802

16) Name and signature of authorised company official responsible for making this notification

Diana Monger

Date of notification - 15 September 2005

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	09:34 20-Sep-05
Number	PRNUK-2009

Treasury Shares

20 September 2005

Friends Provident plc announces that following the transfer of 70,315 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 42,766,146 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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